02034278

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tomorrow Int'l Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4256 FISCAL YEAR 12-31-01

* Complete for initial submissions only ** Please note name and address changes

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE : 5/23/02

TOMORROW

Annual Report 2001

Tomorrow International Holdings Limited
(Incorporated in Bermuda with limited liability)

Contents

DIRECTORS	*EXECUTIVE DIRECTORS*
	YAU Tak Wah, Paul *(Chairman)* TAM Ping Wah LOUIE Mei Po WONG Shin Ling, Irene TAM Wing Kin
	NON-EXECUTIVE DIRECTORS
	NG Wai Hung CHEUNG Chung Leung, Richard
COMPANY SECRETARY	MA Wing Kuen, Ricky
AUDITORS	Ernst & Young
LEGAL ADVISERS IN HONG KONG	Vincent T.K. Cheung, Yap & Co. Julia Wong & Partners Heller Ehrman White & McAuliffe
LEGAL ADVISERS ON BERMUDA LAW	Conyers, Dill & Pearman
REGISTERED OFFICE	Clarendon House Church Street Hamilton HM 11 Bermuda
HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS	27th Floor, Henley Building 5 Queen's Road Central Hong Kong
PRINCIPAL SHARE REGISTRAR	The Bank of Bermuda Limited 6 Front Street Hamilton HM 11 Bermuda

HONG KONG BRANCH SHARE REGISTRAR	Central Registration Hong Kong Limited Shops 1712–16 17th Floor Hopewell Centre 183 Queen's Road East Hong Kong
PRINCIPAL BANKERS	The Hongkong and Shanghai Banking Corporation Limited International Bank of Asia Bank of China (Hong Kong) Limited UBS Fortis Bank Dao Heng Bank

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Company will be held at Unit 903–906, 9th Floor, Tower I, Harbour Centre, 1 Hok Cheung Street, Hunghom, Kowloon, Hong Kong on Wednesday, 29 May 2002 at 11:30 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 December 2001.

2. To re-elect retiring directors and to authorise the board of directors to fix the directors' remuneration.

3. To re-appoint auditors and to authorise the board of directors to fix their remuneration.

4. As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

   (A) "THAT:

   (i) subject to sub-paragraph (iii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.10 each in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers, be and is hereby generally and unconditionally approved;

   (ii) the approval in sub-paragraph (i) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

   (iii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in sub-paragraph (i) of this resolution, otherwise than pursuant to (a) a Rights Issue (as hereinafter defined); (b) the exercise of rights of subscription or conversion attaching to any warrants issued by the Company or any securities which are convertible into shares of the Company; (c) any share option scheme of the Company; and (d) any scrip dividend or similar arrangement providing for the allotment of shares in the Company in lieu of the whole or part of a dividend on shares in accordance with the Bye-laws of the Company in force from time to time; shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution and the approval granted under (A)(i) and A(ii) shall be limited accordingly; and

(iv) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable laws to be held; or

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares, or offer or issue of warrants, options or other securities giving rights to subscribe for shares of the Company open for a period fixed by the directors of the Company to holders of shares of the Company whose names appear on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company)."

(B) "**THAT**:

(i) subject to sub-paragraph (ii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase issued shares in the capital of the Company subject to and in accordance with all applicable laws and the Bye-laws of the Company, be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of shares in the capital of the Company which the Company is authorised to repurchase pursuant to the approval in sub-paragraph (i) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution and the approval granted under paragraph (B)(i) shall be limited accordingly; and

(iii) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable laws to be held; or

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

(C) "THAT the general mandate granted to the directors to exercise the powers of the Company to allot, issue and otherwise deal with shares of the Company pursuant to resolution numbered 4(A) above be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted by the directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution numbered 4(B) above."

5. As special business, to consider and, if thought fit, pass with or without modification, the following resolutions as ordinary resolutions:

(A) "THAT subject to and conditional upon The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting the approval for the new Share Option Scheme of the Company (the "Scheme"), the rules of which are contained in the document marked "A" produced to the meeting and for the purposes of identification signed by the Chairman thereof, and subject to such amendments to the Scheme as the Stock Exchange may request, the Scheme (as may be amended as aforesaid) be approved and adopted to be the new share option scheme of the Company and that the board of directors of the Company be and is hereby authorised to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give effect to the Scheme notwithstanding that they or any of them may be interested in the same."

(B) "THAT subject to and conditional upon the passing of Resolution no. 5(A) and the condition referred to therein being satisfied or fulfilled, the operation of the existing share option scheme of the Company adopted on 21 July 1995 be hereby terminated with effect from the adoption of the Scheme (such that no further options could thereafter be offered under the existing share option scheme of the Company but in all other respects the provisions of the existing share option scheme of the Company shall remain in full force and effect)."

6. As special business, to consider and, if thought fit, pass with or without amendments, the following resolution as special resolution:

   "**THAT** "明日國際集團有限公司" be adopted as the chinese corporate name of the Company for registration under Part XI of the Hong Kong Companies Ordinance (Cap. 32)."

7. To transact any other business of the Company.

By Order of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 23 April 2002

Registered office:
Clarendon House
Church Street
Hamilton HM 11
Bermuda

Principal place of Business:
27th Floor
Henley Building
5 Queen's Road Central
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company. A form of proxy for use at the meeting is enclosed.

2. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority, must be lodged with the head office and principal place of business of the Company at 27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. With regards to Resolution 5(A), a circular setting out the terms and conditions of the Scheme will be sent to shareholders in due course.

On behalf of the Board of Directors, I am pleased to present the annual results of the Group for the year ended 31 December 2001.

RESULTS

The Group's profit attributable to shareholders for the year was HK$31.1 million, representing a decrease of 4.2% over the previous year. Basic earnings per share amounted to HK2.63 cents, compared with that of HK4.27 cents in the previous year. We reported a solid cash and balance sheet position. At 31 December 2001, the Group's net cash position amounted to HK$373.8 million (2000: HK$138.5 million), represented 62.4% of the shareholders' fund of HK$598.6 million (2000: 36.7%).

The Board of Directors does not recommend the payment of any final dividend (2000: Nil).

BUSINESS REVIEW

It was a difficult year for the electronics industry in 2001. The market demand was slowing down as a result of the correction of excessive supply in previous year. Coupled with the slow recovery in the global economy and the "11 September" event in the United States of America, the electronics industry confronted with an unfavourable business environment during the year under review.

In spite of the severe business environment, the Group's electronics business as a whole was still profitable in 2001 although the turnover reduced by 8% to HK$420.6 million compared with last year.

For the manufacture and sale of electronic products, in view of the slowdown economy in 2001, the total sales to North America decreased by about 24%. In the Hong Kong local market, it was continually affected by the depressed market condition that leading to a decrease of about 23% in its turnover compared with 2000. Although it succeeded to maintain a growth in the OEM business with Japanese customers and was also benefited from the preliminary recovery of the European markets, the total turnover of the electronic products division dropped by approximately 8% for the year 2001. Nevertheless, under the effective cost controls, the electronic products division of the Group was still profitable for the year under review and recorded a profit contribution of HK$48.1 million.

The year of 2001 was a hard time for the printed circuit board ("PCB") industry. The contraction of the electronics industry and the worldwide over-supply of PCBs led to a very keen competition. The turnover of the PCB division of the Group decreased by over 38% compared with last year and suffered a loss of approximately HK$12.1 million for the year of 2001.

In view of the continuing unfavourable market condition, the trading and distribution of electronic components and parts business of the Group became dormant commencing from second quarter of the year 2001.

Regarding trading of listed equity investments, turnover for the year amounted to HK$31.6 million, compared to that of HK$9.7 million in year 2000 and the Group had disposed substantial part of its investment in Cedar Base Electronic (Group) Limited.

As the market condition was not favourable, interest income from loan financing decreased by 33% to HK$6.4 million compared with last year.

Pursuant to two separate placing agreements dated 8 May 2001 and 11 March 2002, Winspark Venture Limited ("Winspark"), the major shareholder of the Company, placed 69 million and 178 million shares through independent placing agents to independent investors at a price of HK$0.17 and HK$0.15 per share, respectively. Moreover, pursuant to two top-up subscription agreements between the Company and Winspark on the same corresponding dates, Winspark subscribed for 69 million and 178 million new shares of the Company at a price of HK$0.17 and HK$0.15 per share, respectively. The net proceeds of approximately HK$11.5 million and HK$26 million from the share placement were used for general working capital of the Group.

On 10 August 2001, the Directors announced that the Company proposed to raise a gross proceeds of HK$178.8 million by issuing not less than 1,788,457,630 new shares by way of rights issue at a price of HK$0.10 per rights share on the basis of two rights shares for every existing share held on the record date. 936,884,000 rights shares were accepted and the balance of 851,573,630 rights shares were underwritten by Winspark.

The rights issue raised the net proceeds of HK$177.5 million which are mainly used to finance any possible acquisition of listed or non-listed assets and the expansion and/or diversification of the Group's existing operations and businesses. The expansion plan may include widening of the Group's product range, upgrading of technical knowledge and expansion of production capacity of the electronic product business. However, the funds raised under the rights issue are not currently earmarked for any specific projects or any specific business.

On 16 July 2001, the Company entered into an exclusivity agreement with The Hongkong and Shanghai Banking Corporation Limited ("HSBC"), the trust agent of Optiset Limited ("Optiset"), the then major shareholder of Swank International Manufacturing Company Limited ("Swank"), the beneficiaries of the trust being the individual bank creditors of Swank, in relation to, among others, the Company's proposed acquisition of the entire interests of Optiset in Swank. Swank is a Hong Kong listed company principally engaged in the manufacture and sale of optical products.

Subsequently, in January 2002, Probest Holdings Inc. ("Probest"), an indirect wholly owned subsidiary of the Company, signed a sale and purchase agreement with Optiset to acquire from it the majority stake in Swank and the related bank loans. The transaction was completed in March 2002 whereby the creditors banks agreed to sell its majority stake in Swank and the related bank loan of HK$250 million to Probest for a total consideration of HK$68 million. Full amount was paid as deposit in August 2001. Moreover, following a General Offer made by Probest in compliance with The Codes on Takeovers and Mergers, which was completed in early April 2002, Probest totally acquired 1,641,638,651 Swank shares, representing 73.5% interest in Swank.

FUTURE PLANS

For the manufacture of electronic products, it is anticipated that more well-known overseas electronic manufacturers are on the way to move their manufacturing bases from their home countries to the Southern China. This is intended to reduce the production costs and to develop the potential market in the Greater China. It will create a room for the further development of our OEM business in the coming future. To cope with this market trend, the Group will allocate more resources to enhance its manufacturing capabilities on new technologies, especially the application of advanced packages for product miniaturization in mobile computing and electronic products. Based on the existing strength in research and development, the Group will upgrade and expand its capabilities to handle the advanced packages and processes to equip for the future development of OEM business.

The PCBs industry is still under keen competition. The Group will place more efforts to streamline its PCB operations in order to maintain its competitiveness in the market. With the result of stringent cost control, it is expected to resume its profitability in the nearest future.

Regarding the new investment in Swank, Swank continues to be a strong market player in the eyewear industry, with well-known products covering a full range from metal, plastics to handmade, and include anything from sunglasses, optical frames to readers. To enhance its competitiveness in the market place, Swank needs to improve all aspects of operation, including but not limited to better linkages between sales, manufacturing and support functions. Swank's future will likely to be remarkably different from the past few years, during which Swank had to generate cash from operations to repay bank loan interest, while not being able to make significant improvements to the company's profitability.

The Group continues to be in a position of solid base and will continue to explore suitable investment opportunities to enhance its earning base and acts promptly as and when suitable opportunities arise. Currently, the Group is under a very preliminary discussion with various independent parties for acquisition of various projects including pharmaceutical businesses and that no detailed terms have yet been finalized.

On behalf of the Board of Directors, I would like to thank all our employees, for their dedication and support throughout the year, as well as our suppliers, customers, bankers and shareholders.

On behalf of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 23 April 2002

FINANCIAL REVIEW

In spite of the unfavourable economic condition in 2001, the Group was still profitable. Together with the stringent assets control and the effective financial management for the year ended 31 December 2001, coupled with placement of new shares and rights issue during the year, the Group's total net assets increased by HK$221.5 million compared with last year. The Group's total turnover recorded at HK$544.2 million, representing 17.5 per cent decrease compared with the same period of last year. Net profit attributable to shareholders amounted to HK$31.1 million. Basic earnings per share for the year was HK2.63 cents. Details of variance are summarised as follows:

	Increase/(Decrease) in the Group's total net assets HK$ million
Fixed assets	3.0
Prepaid rental	(0.7)
Deferred product development costs	0.3
Cash and bank balances and time deposits	229.2
Accounts receivable, bills receivable, prepayments, deposits and other receivable	33.4
Loans and loan interest receivables	(43.8)
Short term investments	(34.9)
Properties held for sale	(4.6)
Inventories	(25.1)
Bank borrowings	6.1
Accounts payable, bills payable, accrued liabilities and other payables	55.9
Taxation (including tax payable and deferred tax)	(3.0)
Minority interests	5.7
Net increase in Group's total net assets	221.5

As at 31 December 2001, the Group's properties in both Hong Kong and the Mainland China were revalued by a professional surveyor in accordance with the open market values. Under this valuation, the property value as a whole was appreciated by approximately HK$1.1 million and HK$1.3 million out of which was transferred to the revaluation reserve. Moreover, during the year, the Group has invested about 15.3 million assets in the manufacturing plants in Mainland China.

FINANCIAL REVIEW (Continued)

As a result of the effective financial management during the year, the accounts receivable balance as at the balance sheet date decreased by HK$26.2 million. On the other hand, the inventory balance also dropped by HK$25.1 million compared with last year. This is to avoid the asset deterioration in the period of economic recession.

The accounts payable balance was reduced by HK$43.1 million. It was mainly due to the implementation of a stringent purchase policy which aimed to reduce the inventory balance. In addition, as one of our cost control measures, shorter credit term with lower purchase price was continually negotiated with various suppliers.

Through a placement of new shares in May 2001, the Group raised funds of HK$11.5 million.

Following a 2:1 rights issue in November 2001, additional funds of HK$177.5 million were raised.

LIQUIDITY AND FINANCIAL RESOURCES

The Group had a strong financial position. The gearing of the Group, measured as total debts to total assets, has improved from 33.5% in year 2000 to 17.3% in year 2001. Together with the placement of 69.0 million shares totalling HK$11.5 million in May 2001 and a 2:1 rights issue raising funds of HK$177.5 million in November 2001, cash and bank balances (including time deposits) as at 31 December 2001 were HK$373.8 million, representing an increase of HK$229.2 million compared with last year. On the other hand, the Group had no outstanding bank borrowings as at the balance sheet date compared with HK$6.1 million trade finance borrowings at the end of last year.

The Group has available banking facilities of HK$47.3 million for the normal working capital requirements. Together with the net positive cash and bank balances, it is believed that it has adequate cash resources to meet working capital requirements and all commitments for future expansion should the opportunities arises.

CAPITAL STRUCTURE

Pursuant to a placing agreement between the Company and a placing agent, a total of 69.0 million new shares were issued to independent investors in May 2001. Following a 2:1 rights issue in November 2001, additional 1,788.5 million new shares were issued to the then shareholders. The issued share capital of the Company had increased to 2,682.7 million shares by 31 December 2001. Moreover, the Company's issued share capital will be increased by 91.5 million shares should the options granted to three directors in 2000 be fully exercised.

Subsequent to the balance sheet date, pursuant to another placing agreement between the Company and a placing agent, a total of 178.0 million new shares were issued to independent investors in March 2002.

EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2001, the Group employed approximately 2,300 full time employees, more than 2,200 in the PRC and 90 in Hong Kong.

The Group remunerates its employees largely based on industry practice. In the PRC, the Group provides staff welfare and bonuses to its employees in accordance with the prevailing labour law. In Hong Kong, the Group provides staff benefits including medical scheme, performance related bonuses and mandatory provident fund.

SHARE OPTION SCHEME

The Board proposes to adopt a new share option scheme (the "Scheme") at the forthcoming annual general meeting to be held on 29 May 2002. A circular setting out the terms and conditions of the Scheme will be sent to shareholders.

Executive Directors

Mr. YAU Tak Wah, Paul — *Chairman*, aged 46, is the founder of the Group and is primarily responsible for corporate strategic planning. He holds a bachelor of science degree in mechanical engineering and has more than 20 years' experience in the electronics industry. Before he established the Group, Mr. Yau worked as design engineer in a renowned US electronics company operating in Hong Kong where he gained invaluable experience in production design and established close business relationships with various electronics manufacturers in Hong Kong.

Mr. TAM Ping Wah — *Director*, aged 46, has more than 20 years' experience in electronics business. Being a graduate from Simon Fraser University in Canada in 1979, Mr. Tam first worked at a leading electronics company operating in Hong Kong as regional marketing manager and obtained extensive exposure to the North American and European markets. He joined the Group in 1983 and is responsible for the manufacturing and sales operations of the Group's Electronic Products Division.

Ms. LOUIE Mei Po — *Director*, aged 34, is responsible for business investment and development of the Group. Ms. Louie holds a master's degree in Business Administration and a bachelor's degree in Social Science from the Chinese University of Hong Kong. Prior to joining the Group, Ms. Louie was the executive director of two listed companies in Hong Kong specialising in mortgage loan financing, property investment and development. She has over ten years' experience in business investment and development. She joined the Group in February 2000.

Ms. WONG Shin Ling, Irene — *Director*, aged 41, is responsible for management and administration of the Group. Ms. Wong has over 12 years of experience in the field of property development and management. Prior to joining the Group, she was an executive director of two listed companies in Hong Kong specialising in mortgage loan financing, property investment and development. She joined the Group in February 2000.

Mr. TAM Wing Kin — *Director*, aged 36, is responsible for finance of the Group. He is a member of The Chartered Institute of Management Accountants, The Association of Chartered Certified Accountants and The Hong Kong Society of Accountants. He is also a Certified Public Accountant. Prior to joining the Group, he worked for an international accountancy firm and two listed companies in Hong Kong. He has over 13 years of experience in accounting field. He joined the Group in February 2000.

Non-executive Directors

Mr. NG Wai Hung — *Director*, aged 38, is a practicing solicitor and a partner in Iu, Lai & Li, a Hong Kong firm of solicitors and notaries. Mr. Ng has extensive experience in the area of securities law, corporate law and commercial law in Hong Kong and has been involved in initial public offerings of securities in Hong Kong as well as corporate restructuring, mergers and acquisitions and takeovers of listed companies. He frequently advises multinational and Hong Kong corporations on private equity investments, joint ventures as well as regulatory compliance. He joined the Group in March 2000.

Non-executive Directors (Continued)

Mr. CHEUNG Chung Leung, Richard — *Director*, aged 48, has over 20 years of experience as an architect and real estate investment adviser. He is also the Executive Chairman of China SMS Limited. He graduated from the University of Hong Kong with degrees of Bachelor of Arts (Architectural Studies) and Bachelor in Architecture. He is a member of the Hong Kong Institute of Architects and a Registered Architect pursuant to the Architects Registration Ordinance. He joined the Group in March 2000.

Senior Management

Mr. MA Wing Kuen, Ricky, aged 42, is the group financial controller and company secretary, responsible for financial, accounting and corporate secretarial functions. He is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Society of Accountants. Prior to joining the Group in 1995, he had accumulated more than 12 years' relevant experience in working with an international accounting firm, a major merchant bank and also holding senior financial positions in various trading and manufacturing companies in Hong Kong.

Mr. HUI Wing Ki, aged 57, is the operation director of the Group's Electronic Products Division, responsible for manufacturing and engineering functions. He has over 30 years' experience in the electronics industry. Prior to joining the Group in 1996, he was one of the founders in an electronic company listed in Hong Kong.

Mr. YEUNG Kam Tong, aged 48, is the director and general manager of E-Top PCB Limited and is responsible for the overall PCB operations of the Group. He holds a bachelor degree in chemical engineering. Prior to joining the Group in 1991, he worked for several PCB manufacturers at management level and had over 13 years' operation and management experience in PCB business.

Mr. WONG Tak Chung, aged 35, is the chief operation officer responsible for the Group's sales and marketing activities relating to electronic products. Before he joined the Group in 1993, he worked as merchandising manager with a sizeable electronic consumer products manufacturer for 2 years. He holds a bachelor degree in economics.

Mr. Paul NG, aged 47, is the senior marketing manager responsible for the Group's sales and marketing activities relating to electronic products. He has over 20 years' experience in sales and marketing. He joined the Group in 1988.

Mr. YIU Hei Man, aged 48, is the deputy factory manager, responsible for the Group's PCB manufacturing operations. Before joining the Group in 1995, he worked in an international electronic company in the USA for 16 years. He holds a bachelor degree in mechanical engineering.

Mr. FONG Wing Hon, aged 36, is the R&D manager, responsible for the Group's product design and development and technical support. He holds a bachelor degree in electronic engineering and has over 10 years' experience in production engineering. He joined the Group in 1996.

The directors herein present their report and the audited financial statements of the Company and the Group for the year ended 31 December 2001.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The Group's principal activities consisted of the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards, the trading and distribution of electronic components and parts, the trading of listed equity investments and the provision of loan financing. There were no changes in the nature of the Group's principal activities during the year.

Subsequent to the balance sheet date, the Group acquired 73.5% equity interest in Swank International Manufacturing Company Limited. The principal activities of Swank consisted of the design, manufacture and marketing of frames, sunglasses and lenses. Details of this post balance sheet event are set out in note 32(a) to the financial statements.

SEGMENTAL INFORMATION

An analysis of the Group's turnover and contribution to results by principal activity and geographical area of operations for the year ended 31 December 2001 is set out in note 4 to the financial statements.

RESULTS AND DIVIDENDS

The Group's profit for the year ended 31 December 2001 and the state of affairs of the Company and of the Group at that date are set out in the financial statements on pages 26 to 68.

The directors do not recommend the payment of any dividend in respect of the year.

SUMMARY FINANCIAL INFORMATION

A summary of the results of the Group for the last five financial reporting years/period and of its assets and liabilities at the respective financial reporting year/period end dates, as extracted from the published audited financial statements of the Group, is set out below.

	Year ended 31 December 2001 HK$'000	Year ended 31 December 2000 HK$'000	Year ended 31 December 1999 HK$'000	Year ended 31 December 1998 HK$'000	14 month period from 1 November 1996 to 31 December 1997 HK$'000
RESULTS					
TURNOVER	**544,174**	659,807	601,609	483,557	557,056
PROFIT/(LOSS) BEFORE TAX	**28,462**	36,943	(38,603)	(27,470)	13,737
Tax	**(3,079)**	(5,424)	(6,265)	988	(2,715)
PROFIT/(LOSS) BEFORE MINORITY INTERESTS	**25,383**	31,519	(44,868)	(26,482)	11,022
Minority interests	**5,734**	976	(30)	(4)	5
NET PROFIT/(LOSS) ATTRIBUTABLE TO SHAREHOLDERS	**31,117**	32,495	(44,898)	(26,486)	11,027

SUMMARY FINANCIAL INFORMATION (Continued)

	As at 31 December				
	2001 HK$'000	2000 HK$'000	1999 HK$'000	1998 HK$'000	1997 HK$'000
ASSETS AND LIABILITIES					
FIXED ASSETS	**138,811**	135,800	132,476	185,810	192,164
PREPAID RENTAL	**4,851**	5,588	6,324	7,061	7,798
RENTAL DEPOSITS	**517**	397	—	—	—
DEFERRED PRODUCT DEVELOPMENT COSTS	**4,459**	4,131	3,684	5,829	3,954
DEFERRED PRE-OPERATING EXPENSES	—	—	—	3,363	4,466
INTERESTS IN ASSOCIATES	—	—	42	23	—
CURRENT ASSETS	**575,477**	421,444	252,277	200,805	258,862
TOTAL ASSETS	**724,115**	567,360	394,803	402,891	467,244
CURRENT LIABILITIES	**87,647**	146,674	191,152	140,960	167,173
LONG TERM BANK BORROWINGS	—	—	—	13,247	16,944
DEFERRED TAX	**1,433**	1,433	600	—	1,196
TOTAL LIABILITIES	**89,080**	148,107	191,752	154,207	185,313
MINORITY INTERESTS	**36,443**	42,177	8,836	8,806	8,802
NET ASSETS	**598,592**	377,076	194,215	239,878	273,129

FIXED ASSETS

Details of movements in the fixed assets of the Company and the Group during the year are set out in note 13 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of movements in the Company's share capital and share options during the year, together with the reasons therefor, are set out in note 26 to the financial statements.

There are no provisions for pre-emptive rights under the Company's bye-laws or the laws of Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 27 to the financial statements.

DISTRIBUTABLE RESERVES

At 31 December 2001, the Company had no retained profits available for cash distribution and/or distribution in specie. Under the Companies Act 1981 of Bermuda (as amended), the Company's contributed surplus of HK$84,917,000 is distributable to shareholders in certain circumstances. In addition, the Company's share premium in the amount of HK$192,518,000 may be distributed in the form of fully paid bonus shares.

MAJOR CUSTOMERS AND SUPPLIERS

In the year under review, sales to the Group's five largest customers accounted for 37% of the total sales for the year and sales to the largest customer included therein amounted to 20% of the total sales. Purchases from the Group's five largest suppliers accounted for approximately 42% of the total purchases for the year and purchases from the largest supplier included therein amounted to 11% of the total purchases.

As far as the directors are aware, neither the directors, their associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) nor those shareholders (which, to the knowledge of the directors, own more than 5% of the Company's issued share capital) had any interest in the Group's five largest customers or suppliers.

DIRECTORS

The directors of the Company during the year were:

Executive directors:

Mr. Yau Tak Wah, Paul *(Chairman)*
Mr. Tam Ping Wah
Ms. Louie Mei Po
Ms. Wong Shin Ling, Irene
Mr. Tam Wing Kin

Independent non-executive directors:

Mr. Ng Wai Hung
Mr. Cheung Chung Leung, Richard

In accordance with clause 87 of the Company's bye-laws, Ms. Louie Mei Po and Mr. Cheung Chung Leung, Richard will retire by rotation and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES

Biographical details of the directors of the Company and the senior management of the Group are set out on pages 14 to 15 of the Annual Report.

DIRECTORS' SERVICE CONTRACTS

Mr. Yau Tak Wah, Paul and Mr. Tam Ping Wah have entered into service contracts with the Company for a fixed term of three years from 26 April 2000 to 25 April 2003, which thereafter are terminable by either party upon the giving of six months' notice.

Apart from the foregoing, no director proposed for re-election at the forthcoming annual general meeting has a service contract which is not determinable by the Company within one year without payment other than statutory compensation.

DIRECTORS' INTERESTS IN SHARES

At 31 December 2001, the interests of the directors in the listed securities of the Company as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

Director	*Notes*	Nature of interest	Number of shares
Mr. Yau Tak Wah, Paul	1	Corporate	148,474,000
Mr. Tam Ping Wah	2	Corporate	80,000

Notes:

1. These shares were held through Pacific Shore Profits Limited, a company beneficially owned by Mr. Yau Tak Wah, Paul.

2. These shares were held through Strong Trend International Limited, a company beneficially owned by Mr. Tam Ping Wah.

Save as disclosed above, none of the directors or their associates had any personal, family, corporate or other interest in the equity securities of the Company or any of its associated corporations as defined in the SDI Ordinance.

SHARE OPTION SCHEME

The Company operates a share option scheme (the "Scheme") for the purpose for providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Scheme included full-time employees (including executive directors) of the Group. The Scheme became effective on 21 July 1995 and, unless otherwise amended or altered, will remain in force for a period of 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under the Scheme is an amount equivalent, upon their exercise, up to 10% of the shares of the Company in issue at any time. As at 31 December 2001, the number of shares issuable under share options granted under the Scheme was 91,500,000, which represented approximately 3.4% of the shares of the Company in issue as at that date. The maximum number of shares issuable under share options to each eligible participant in the Scheme is limited to 25% of the aggregate number of shares issuable under the Scheme.

The offer of a grant of share options may be accepted within 28 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. An option may be exercised under the Scheme at any time during a period not exceeding 3 years after the date when the option is granted and expiring on the last date of such period.

SHARE OPTION SCHEME (Continued)

The exercise price of the share option is determinable by the directors at their discretion based on the higher of 80% of the average of the closing prices of the shares on The Stock Exchange of Hong Kong Limited for the five trading days immediately preceding the offer date, and the nominal value of the shares of the Company.

Details of movements in the share options granted to the directors during the year are as follows:

Directors	Date of grant of share options	Exercise period of share options	Number of share options outstanding at 1 January 2001 '000	Number of share options outstanding at 31 December 2001 '000*	Exercise price of share options at 1 January 2001 HK$	Exercise price of share options at 31 December 2001 HK$*
Ms. Louie Mei Po	11/2/2000	11/8/2000–10/8/2003	7,900	23,700	0.680	**0.227**
	20/3/2000	20/9/2000–19/9/2003	6,600	19,800	0.488	**0.163**
	2/5/2000	2/11/2000–1/11/2003	3,000	9,000	0.270	**0.090**
Ms. Wong Shin Ling, Irene	20/3/2000	20/9/2000–19/9/2003	3,600	10,800	0.488	**0.163**
	2/5/2000	2/11/2000–1/11/2003	6,400	19,200	0.270	**0.090**
Mr. Tam Ping Wah	2/5/2000	2/11/2000–1/11/2003	3,000	9,000	0.270	**0.090**
			30,500	91,500		

* Pursuant to rights issue of shares on 12 November 2001, the number of share options and the exercise price were adjusted on the basis of two rights shares for every one share held. Further details are set out in note 26 to the financial statements.

None of the share options was exercised, granted, cancelled or lapsed during the year.

Summary details of the Company's share option scheme are also set out in note 26 to the financial statements.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Save as disclosed under the headings "Directors' interests in shares" and "Share option scheme" above, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Company's directors, their respective spouse or children under 18 years of age, to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

DIRECTORS' INTERESTS IN CONTRACTS

No director had a material interest in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party during the year.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2001, the following interest of 10% or more in the issued share capital of the Company was recorded in the register of interests required to be kept by the Company pursuant to Section 16(1) of the SDI Ordinance.

Name	Number of ordinary shares held	Percentage of issued share capital
Winspark Venture Limited *(Note)*	1,648,359,630	61.44%

Note: The entire issued share capital of Winspark Venture Limited is beneficially owned by Mr. Chan Yuen Ming.

Save as disclosed above, no other person had registered an interest in the share capital of the Company that was required to be recorded under Section 16(1) of the SDI Ordinance.

CONNECTED PARTY TRANSACTIONS

Details of the connected party transactions are set out in note 31 to the financial statements.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

POST BALANCE SHEET EVENTS

Details of the significant post balance sheet events of the Group are set out in note 32 to the financial statements.

AUDIT COMMITTEE

The Company has an audit committee which was established in accordance with the requirements of the Code of Best Practice, for the purposes of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises the two independent non-executive directors of the Company.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied with the Code of Best Practice (the "Code") as set out in Appendix 14 of the Listing Rules throughout the accounting period covered by the annual report, except that the independent non-executive directors of the Company are not appointed for specific terms as required by paragraph 7 of the Code, but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provision of the Company's bye-laws.

AUDITORS

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD
Yau Tak Wah, Paul
Chairman

Hong Kong
23 April 2002

ERNST & YOUNG
安永會計師事務所

To the members
Tomorrow International Holdings Limited
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 26 to 68 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong
23 April 2002

Consolidated Profit and Loss Account

Year ended 31 December 2001

	Notes	2001 HK$'000	2000 HK$'000
TURNOVER	5	544,174	659,807
Cost of sales		(436,012)	(529,310)
Gross profit		108,162	130,497
Other revenue		9,512	10,305
Write-back of provisions against loans receivable/ (provisions against loans receivable)		9,449	(12,500)
Gain on disposal of partial interest in subsidiaries		—	33,409
Surplus on revaluation of leasehold land and buildings, net	13	5,927	848
Provision for properties held for sale		(4,833)	—
Distribution costs		(10,129)	(11,910)
Administrative expenses		(87,919)	(77,517)
Net unrealised holding losses on short term investments		(31)	(32,170)
Other operating expenses		(1,333)	(2,555)
PROFIT FROM OPERATING ACTIVITIES	6	28,805	38,407
Finance costs	7	(343)	(1,464)
PROFIT BEFORE TAX		28,462	36,943
Tax	10	(3,079)	(5,424)
PROFIT BEFORE MINORITY INTERESTS		25,383	31,519
Minority interests		5,734	976
NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS	11, 27	31,117	32,495
EARNINGS PER SHARE	12		
Basic		2.63 cents	4.27 cents
Diluted		2.61 cents	4.27 cents

Year ended 31 December 2001

	Note	2001 HK$'000	2000 HK$'000
Exchange differences on translation of the financial statements of foreign subsidiaries	27	—	920
Surplus on revaluation of leasehold land and buildings	27	1,321	—
Net gain not recognised in the profit and loss account		1,321	920
Net profit for the year		31,117	32,495
Total recognised gains and losses		32,438	33,415

Consolidated Balance Sheet

31 December 2001

	Notes	2001 HK$'000	2000 HK$'000
NON-CURRENT ASSETS			
Fixed assets	13	138,811	135,800
Prepaid rental	14	4,851	5,588
Rental deposits		517	397
Deferred product development costs	15	4,459	4,131
		148,638	145,916
CURRENT ASSETS			
Cash and bank balances		62,966	36,181
Time deposits		310,853	108,406
Accounts receivable	17	37,279	64,309
Bills receivable		4,240	3,440
Loans receivable	18	1,461	44,000
Interest receivable on loans		285	1,572
Deposit paid	19	68,000	—
Prepayments, deposits and other receivables		18,256	26,751
Short term investments	20	603	35,500
Properties held for sale	21	15,200	19,802
Inventories	22	56,334	81,483
		575,477	421,444
CURRENT LIABILITIES			
Bank borrowings	23	—	6,105
Accounts payable	24	55,916	99,065
Bills payable		—	1,049
Accrued liabilities and other payables		14,473	26,158
Tax payable		17,258	14,297
		87,647	146,674
NET CURRENT ASSETS		487,830	274,770

31 December 2001

	Notes	2001 HK$'000	2000 HK$'000
TOTAL ASSETS LESS CURRENT LIABILITIES		636,468	420,686
NON-CURRENT LIABILITY			
Deferred tax	25	1,433	1,433
MINORITY INTERESTS		36,443	42,177
		598,592	377,076
CAPITAL AND RESERVES			
Share capital	26	268,269	82,523
Reserves	27	330,323	294,553
		598,592	377,076

Yau Tak Wah, Paul
Director

Tam Ping Wah
Director

Year ended 31 December 2001

	Notes	2001 HK$'000	2000 HK$'000
NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES	28(a)	126,021	(48,657)
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest received		4,209	6,053
Interest paid		(343)	(1,464)
Dividend received		8	—
Net cash inflow from returns on investments and servicing of finance		3,874	4,589
TAX			
Hong Kong profits tax refunded/(paid)		(118)	1,997
PRC tax paid		—	(198)
Taxes refunded/(paid)		(118)	1,799
INVESTING ACTIVITIES			
Purchases of fixed assets		(15,335)	(20,195)
Proceeds from disposals of fixed assets		168	554
Payment of rental deposits		(120)	(397)
Additions to properties held for sale		(231)	(12,802)
Proceeds from disposals of properties held for sale		—	22,000
Proceeds from disposal of associates		—	1,200
Deposit paid		(68,000)	—
Net cash outflow from investing activities		(83,518)	(9,640)
NET CASH INFLOW/(OUTFLOW) BEFORE FINANCING ACTIVITIES		46,259	(51,909)

Year ended 31 December 2001

	Notes	2001 HK$'000	2000 HK$'000
FINANCING ACTIVITIES	28(b)		
Proceeds from issue of share capital		190,576	152,780
Share issue expenses		(1,498)	(3,334)
Repayment of mortgage loan		—	(13,247)
Net cash inflow from financing activities		189,078	136,199
INCREASE IN CASH AND CASH EQUIVALENTS		235,337	84,290
Cash and cash equivalents at beginning of year		138,482	54,103
Effect of foreign exchange rate changes, net		—	89
CASH AND CASH EQUIVALENTS AT END OF YEAR		373,819	138,482
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances		62,966	36,181
Time deposits		310,853	108,406
Trust receipt loans		—	(6,105)
		373,819	138,482

Balance Sheet

31 December 2001

	Notes	2001 HK$'000	2000 HK$'000
NON-CURRENT ASSETS			
Fixed assets	13	99	83
Interests in subsidiaries	16	177,661	237,375
Rental deposits		517	—
		178,277	237,458
CURRENT ASSETS			
Cash and bank balances		110	152
Time deposits		287,594	108,406
Deposit paid	19	68,000	—
Prepayments, deposits and other receivables		2,236	1,295
Tax recoverable		14	52
		357,954	109,905
CURRENT LIABILITIES			
Accrued liabilities and other payables		1,630	1,816
NET CURRENT ASSETS		356,324	108,089
		534,601	345,547
CAPITAL AND RESERVES			
Share capital	26	268,269	82,523
Reserves	27	266,332	263,024
		534,601	345,547

Yau Tak Wah, Paul
Director

Tam Ping Wah
Director

1. CORPORATE INFORMATION

The principal activity of the Company is investment holding. During the year, the Group's principal activities consisted of the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards ("PCBs"), the trading and distribution of electronic components and parts, the trading of listed equity investments and the provision of loan financing. There were no changes in the nature of the Group's principal activities during the year.

Subsequent to the balance sheet date, the Group acquired 73.5% equity interest in Swank International Manufacturing Company Limited ("Swank"). The principal activities of Swank consisted of the design, manufacture and marketing of frames, sunglasses and lenses. Details of this post balance sheet event are set out in note 32(a) to the financial statements.

2. IMPACT OF NEW/REVISED HONG KONG STATEMENTS OF STANDARD ACCOUNTING PRACTICE

The following recently-issued and revised Hong Kong Statements of Standard Accounting Practice ("HKSSAPs") and related Interpretations are effective for the first time in the preparation of the current year's financial statements.

HKSSAP 9 (Revised):	"Events after the balance sheet date"
HKSSAP 14 (Revised):	"Leases"
HKSSAP 18 (Revised):	"Revenue"
HKSSAP 26:	"Segment reporting"
HKSSAP 28:	"Provisions, contingent liabilities and contingent assets"
HKSSAP 29:	"Intangible assets"
HKSSAP 30:	"Business combinations"
HKSSAP 31:	"Impairment of assets"
HKSSAP 32:	"Consolidated financial statements and accounting for investments in subsidiaries"
Interpretation 12:	"Business combinations — subsequent adjustment of fair values and goodwill initially reported"
Interpretation 13:	"Goodwill — continuing requirements for goodwill and negative goodwill previously eliminated against/credited to reserves"

2. IMPACT OF NEW/REVISED HONG KONG STATEMENTS OF STANDARD ACCOUNTING PRACTICE (Continued)

These HKSSAPs prescribe new accounting measurement and disclosure practices. Except for the HKSSAP 14 (Revised), HKSSAP 26, HKSSAP 29, HKSSAP 30 and Interpretation 13, all these HKSSAPs and Interpretation 12 have no major impact for these financial statements. The major effects on the Group's accounting policies and on the amounts disclosed in these financial statements of HKSSAP 14 (Revised), HKSSAP 26, HKSSAP 29, HKSSAP 30 and Interpretation 13 are summarised as follows:

HKSSAP 14 (Revised) prescribes the basis for lessor and lessee accounting for finance and operating leases, and the required disclosures in respect thereof. The principal impact of this HKSSAP on the preparation of these financial statements is that all future minimum lease payments under non-cancellable operating leases are disclosed in note 30 to the financial statements.

HKSSAP 26 prescribes the principles to be applied for reporting financial information by segment. It requires that management assesses whether the Group's predominant risks or returns are based on business segments or geographical segments and determines one of these bases to be the primary segment information reporting format, with the other as the secondary segment information reporting format. The impact of this HKSSAP is the inclusion of significant additional segment reporting disclosures which are set out in note 4 to the financial statements.

HKSSAP 29 prescribes the recognition and measurement criteria for intangible assets, together with the disclosure requirements. The adoption of this HKSSAP has resulted in no change to the previously adopted accounting treatment for intangible assets and the additional disclosures that it requires have not been significant for these financial statements. The HKSSAP does, however, require that impairment losses on intangible assets are aggregated with the accumulated amortisation (see note 15), whereas previously they were deducted from the cost of the relevant asset. This disclosure reclassification has had no effect on the net carrying amount of intangible assets in the balance sheet.

HKSSAP 30 prescribes the treatment for business combinations, including the determination of the date of acquisition and the method for determining the fair values of the assets and liabilities acquired, and the treatment of goodwill or negative goodwill on acquisition. The HKSSAP requires the disclosure of goodwill and negative goodwill in the non-current assets section of the consolidated balance sheet. It requires that goodwill is amortised to the consolidated profit and loss account over its estimated useful life. Interpretation 13 prescribes the application of HKSSAP 30 to goodwill arising from acquisitions in previous years which remains eliminated against consolidated reserves. The adoption of the HKSSAP and Interpretation has not resulted in a prior year adjustment, for the reasons detailed in the accounting policy for negative goodwill disclosed in note 3 to the financial statements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with HKSSAPs, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for the periodic remeasurement of fixed assets and short term investments as further explained below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2001. The results of the subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities. The Company's interests in subsidiaries are stated at cost less any impairment losses.

Goodwill

Goodwill arising on acquisition of subsidiaries represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset and amortised on the straight-line basis over its estimated useful life.

On disposal of subsidiaries, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant reserves, as appropriate. Any attributable goodwill previously eliminated against consolidated reserves at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

Negative goodwill

Negative goodwill arising on acquisition of subsidiaries represents the excess of the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition, over the cost of the acquisition.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Negative goodwill (Continued)

To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the acquisition plan and that can be measured reliably, but which do not represent identifiable liabilities as at the date of acquisition, that portion of negative goodwill is recognised as income in the consolidated profit and loss account when the future losses and expenses are recognised.

To the extent that negative goodwill does not relate to identifiable expected future losses and expenses as at the date of acquisition, negative goodwill is recognised in the consolidated profit and loss account on a systematic basis over the remaining average useful life of the acquired depreciable/amortisable assets. The amount of any negative goodwill in excess of the fair values of the acquired non-monetary assets is recognised as income immediately.

In prior years, negative goodwill arising on acquisitions was credited to the capital reserve in the year of acquisition. The Group has adopted the transitional provision of HKSSAP 30 that permits negative goodwill on acquisitions which occurred prior to 1 January 2001, to remain credited to the capital reserve. Negative goodwill on subsequent acquisitions is treated according to the new accounting policy above.

On disposal of subsidiaries, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of negative goodwill which has not been recognised in the consolidated profit and loss account and any relevant reserves as appropriate. Any attributable negative goodwill previously credited to the capital reserve at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fixed assets and depreciation

Fixed assets, other than construction in progress, are stated at cost or valuation less accumulated depreciation and any impairment losses.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of the fixed asset.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of each asset over its estimated useful life. The principal annual rates used for this purpose are as follows:

Land held under medium term leases	Over the remaining lease terms
Buildings	4%
Leasehold improvements	10 – 20%
Plant and machinery	10 – 20%
Furniture, fixtures and office equipment	10 – 20%
Motor vehicles	20%

Changes in the values of fixed assets resulting from revaluations are dealt with, on an individual asset basis, as movements in the asset revaluation reserve. Deficits arising from revaluation, to the extent they cannot be offset against the revaluation surplus in respect of the same asset, are charged to the profit and loss account. Any subsequent revaluation surplus is credited to profit and loss account to the extent of the deficit previously charged.

The gain or loss on disposal or retirement of a fixed asset recognised in the profit and loss account is the difference between the net sales proceeds and the carrying amount of the relevant asset. On disposal or retirement, the attributable revaluation surplus not previously dealt with in retained profits is transferred directly to retained profits.

Construction in progress, which represents production facilities and buildings under construction, is stated at cost less any impairment losses and is not depreciated. Cost comprises direct costs of construction and interest charges on related borrowed funds during the period of construction. Construction in progress is reclassified to the appropriate category of fixed assets when completed and ready for use.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and development costs

All research costs are charged to the profit and loss account as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

Deferred development costs are stated at cost less any impairment losses and are amortised using the straight-line method over the commercial lives of the underlying products not exceeding seven years, commencing from the date when the products are put into commercial production.

Short term investments

Short term investments are investments in equity securities held for trading purposes and are stated at their fair values at the balance sheet date on an individual investment basis. Fair values are determined by reference to quoted market prices net of any discount which is deemed necessary by the directors to reflect the potential impact of the disposal of such shares in the case of substantial shareholdings. The gains or losses arising from changes in the fair value of a security are credited to or charged to the profit and loss account in the period in which they arise.

Properties held for sale

Properties held for sale are stated at the lower of carrying amount and net realisable value.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on a weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on the estimated selling prices less any estimated costs to be incurred to completion and disposal.

Deferred tax

Deferred tax is provided, under the liability method, on all significant timing differences to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are credited or charged to the profit and loss account on the straight-line basis over the lease terms.

Staff retirement scheme

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. The MPF Scheme has operated since 1 December 2000. Contributions are made based on a percentage of the employees' basic salaries and are charged to the profit and loss account as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme, except for the Group's employer voluntary contributions, which are refunded to the Group when the employee leaves employment prior to the contributions vesting fully, in accordance with the rules of the MPF Scheme.

The employees of the Group's subsidiaries in the People's Republic of China (the "PRC") are members of the state-sponsored retirement scheme operated by the government of the PRC.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Cash equivalents

For the purpose of the consolidated cash flow statement, cash equivalents represent short term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance. For the purpose of balance sheet classification, cash and bank balances and time deposits represent assets which are not restricted as to use.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(b) interest, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable;

(c) from the sale of listed equity investments, on the trade day;

(d) from the sale of property, when the legally binding sales contract is signed; and

(e) dividends, when the shareholders' right to receive payment has been established.

Foreign currencies

Foreign currency transactions are recorded at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange ruling at that date. Exchange differences are dealt with in the profit and loss account.

On consolidation, the financial statements of overseas subsidiaries are translated into Hong Kong dollars at the applicable rates of exchange ruling at the balance sheet date. The resulting translation differences are included in the exchange fluctuation reserve.

4. SEGMENTAL INFORMATION

HKSSAP 26 was adopted during the year as detailed in note 2 to the financial statements. The Group has determined that business segments are its primary reporting format and geographical segments are its secondary reporting format.

4. SEGMENTAL INFORMATION (Continued)

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of other business segments. Summary details of the business segments are as follows:

(a) the electronic products segment consisted of manufacture and sale of electronic products;

(b) the PCBs segment consisted of manufacture and sale of PCBs;

(c) the electronic components and parts segment consisted of trading and distribution of electronic components and parts;

(d) the listed equity investments segment consisted of trading of listed equity investments; and

(e) the provision of finance segment consisted of provision of loan financing services.

In determining the Group's geographical segments, revenues and results are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to the third parties at the then prevailing market prices.

4. SEGMENTAL INFORMATION (Continued)

(a) Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments.

Group

	Electronic products		PCBs		Electronic components and parts		Listed equity investments		Provision of finance		Eliminations		Consolidated	
	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
Segment revenue:														
Sales to external customers	420,554	455,973	84,692	137,454	950	47,164	31,556	9,690	6,422	9,526	—	—	544,174	659,807
Inter-segment sales	—	—	12,070	18,023	32,703	52,846	—	—	—	—	(44,773)	(70,869)	—	—
Other revenue	3,105	1,940	1,474	954	261	387	414	—	—	—	—	—	5,254	3,281
Total	423,659	457,913	98,236	156,431	33,914	100,397	31,970	9,690	6,422	9,526	(44,773)	(70,869)	549,428	663,088
Segment results	48,061	52,417	(12,085)	(6,197)	729	2,912	(13,298)	(33,244)	7,098	(7,409)	(45)	(127)	30,460	8,352
Interest, dividend income and unallocated gains													4,258	7,024
Gain on disposal of partial interest in subsidiaries													—	33,409
Unallocated expenses													(5,913)	(10,378)
Profit from operating activities													28,805	38,407
Finance costs													(343)	(1,464)
Profit before tax													28,462	36,943
Tax													(3,079)	(5,424)
Profit before minority interests													25,383	31,519
Minority interests													5,734	976
Net profit attributable to shareholders													31,117	32,495
Segment assets	199,965	183,804	102,748	138,219	9,816	19,967	16,553	60,520	24,543	45,573	(9,424)	(12,467)	344,201	435,616
Unallocated assets													379,914	131,744
Total assets													724,115	567,360
Segment liabilities	47,236	69,686	27,147	47,177	2,662	13,277	197	5,734	30	30	(9,424)	(12,467)	67,848	123,437
Unallocated liabilities													21,232	24,670
Total liabilities													89,080	148,107
Other segment information:														
Depreciation and amortisation	9,336	7,980	9,228	8,766	257	516	—	—	—	—	—	—	18,821	17,262
Impairment losses recognised in the profit and loss account	95	496	—	—	—	—	—	—	—	—	—	—	95	496
Unallocated amounts													2,028	1,934
													20,944	19,692
Capital expenditure	14,322	16,486	1,929	3,837	—	119	—	—	—	—	—	—	16,251	20,442
Unallocated amounts													478	1,542
													16,729	21,984
Provisions against loans receivable/(write-back of provisions against loans receivable)	—	—	—	—	—	—	—	—	(9,449)	12,500	—	—	(9,449)	12,500
Provision for properties held for sale	—	—	—	—	—	—	4,833	—	—	—	—	—	4,833	—
Surplus on revaluation of leasehold land and buildings	6,141	462	—	—	—	—	—	—	—	—	—	—	6,141	462
Unallocated amounts													(214)	386
													5,927	848
Surplus on revaluation recognised directly in equity	1,321	—	—	—	—	—	—	—	—	—	—	—	1,321	—

4. SEGMENTAL INFORMATION (Continued)

(b) Geographical segments

The following tables present revenue, results and certain asset and expenditure information for the Group's geographical segments.

Group

	Europe		North America		Hong Kong		Japan		Others		Eliminations		Consolidated	
	2001	*2000*	*2001*	*2000*	*2001*	*2000*	*2001*	*2000*	*2001*	*2000*	*2001*	*2000*	*2001*	*2000*
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Segment revenue:														
Sales to external customers	57,764	54,080	134,974	177,360	188,914	244,766	138,078	115,557	24,444	68,044	—	—	544,174	659,807
Segment results	3,233	685	7,555	2,245	10,574	3,098	7,729	1,463	1,369	861	—	—	30,460	8,352

	Hong Kong		Elsewhere in PRC		Eliminations		Consolidated	
	2001	2000	2001	2000	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Other segment information:								
Segment assets	528,198	351,021	195,917	216,339	—	—	724,115	567,360
Capital expenditure	2,041	4,068	14,688	17,916	—	—	16,729	21,984

5. TURNOVER

Turnover represents the invoiced value of goods sold, net of returns and allowances, the proceeds from sales of listed equity investments and the interest income from the provision of loan financing. Revenue from the following activities has been included in turnover:

	2001	2000
	HK$'000	HK$'000
Manufacture and sale of electronic products	420,554	455,973
Manufacture and sale of PCBs	84,692	137,454
Trading and distribution of electronic components and parts	950	47,164
Trading of listed equity investments	31,556	9,690
Provision of loan financing	6,422	9,526
	544,174	659,807

6. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

	2001 HK$'000	2000 HK$'000
Cost of inventories sold	400,565	520,534
Depreciation	19,141	17,614
Amortisation of prepaid rental	737	736
Deferred product development costs:		
Amortisation for the year*	971	846
Impairment arising during the year*	95	496
	1,066	1,342
Minimum lease payments under operating leases:		
Land and buildings	8,037	2,249
Office equipment	604	718
Staff costs (including directors' remuneration — note 8):		
Wages and salaries	57,178	55,424
Bonuses	2,960	6,300
Pension contributions	2,245	1,271
Less: Forfeited contributions	—	(153)
	62,383	62,842
Auditors' remuneration	1,150	1,130
Provisions for doubtful accounts receivable	1,050	128
Provisions against inventories/(write-back of provisions against inventories)	(4,419)	8,049
Provisions against loans receivable/(write-back of provisions against loans receivable)	(9,449)	12,500
Loss on disposals of fixed assets	263	379
Exchange losses/(gains), net	(188)	550
Interest income on bank deposits	(4,209)	(6,053)
Net losses/(gains) on disposals of listed equity investments	3,891	(914)
Gain on disposal of associates	—	(10)
Dividend income from listed investment	(8)	—

6. PROFIT FROM OPERATING ACTIVITIES (Continued)

The cost of inventories sold includes HK$25,280,000 (2000: HK$47,531,000) relating to direct staff costs, amortisation of prepaid rental, amortisation and impairment of deferred product development costs, write-back of provisions against inventories, operating lease rentals of land and buildings and depreciation of the manufacturing activities, which are also included in the respective total amounts disclosed above for each of these types of expenses.

The Group did not have any forfeited contributions to the pension scheme for the year. The effect of forfeited contributions on the Group's contributions to the pension scheme in the prior year was not material.

* The amortisation and impairment of deferred product development costs for the year are included in "Cost of sales" on the face of the consolidated profit and loss account.

7. FINANCE COSTS

	2001 HK$'000	2000 HK$'000
Interest on bank borrowings wholly repayable within five years	343	1,464

8. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to the Rules Governing the Listing of Hong Kong Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") and Section 161 of the Hong Kong Companies Ordinance is as follows:

	2001 HK$'000	2000 HK$'000
Directors' fees:		
Executive	—	—
Independent non-executive	330	318
Other emoluments:		
Executive:		
Salaries and other benefits	8,254	8,275
Bonuses	2,960	6,300
Pension contributions	361	274
Independent non-executive:		
Salaries and other benefits	—	—
	11,905	15,167

8. DIRECTORS' REMUNERATION (Continued)

The remuneration of the directors fell within the following bands:

	Number of directors 2001	2000
Nil – HK$1,000,000	4	8
HK$1,000,001 – HK$1,500,000	1	2
HK$4,000,001 – HK$4,500,000	2	—
HK$5,500,001 – HK$6,000,000	—	2
	7	12

There was no arrangement under which a director waived or agreed to waive any remuneration during the year (2000: Nil).

9. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included three (2000: three) directors, details of whose remuneration are set out in note 8 above. The details of the remuneration of the remaining two (2000: two) non-director, highest paid employees are as follows:

	Group 2001 HK$'000	2000 HK$'000
Salaries, allowances and benefits in kind	3,210	3,120
Pension contributions	56	134
	3,266	3,254

The remuneration of the non-director, highest paid employees fell within the following bands:

	Number of employees 2001	2000
HK$1,000,001 – HK$1,500,000	1	1
HK$1,500,001 – HK$2,000,000	1	1
	2	2

10. TAX

	Group	
	2001	2000
	HK$'000	HK$'000
The PRC:		
Hong Kong:		
Current year provision	4,089	4,746
Overprovision in prior year	(1,250)	(202)
Deferred (note 25)	—	833
Mainland China	240	47
Tax charge for the year	3,079	5,424

Hong Kong profits tax has been provided at the rate of 16% (2000: 16%) on the estimated assessable profits arising in Hong Kong during the year.

In accordance with the applicable enterprise income tax law of the PRC, the Group's subsidiaries registered in Mainland China, Dongguan Yifu Circuit Board Factory ("Yifu") and Gaojin Electronics (Shenzhen) Co., Ltd. ("Gaojin"), are exempt from income tax for their first two profitable years of operations and are entitled to 50% relief on the income tax that would otherwise be charged for the succeeding three years.

The foregoing tax concession for Yifu has expired. Pursuant to a further tax concession granted in the current year, the income tax rate applicable to Yifu was reduced from the standard rate of 24% to 15% for 2001. Gaojin has yet to achieve profitable operations and so its income tax exemption holiday has not yet commenced.

11. NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The net loss attributable to shareholders dealt with in the financial statements of the Company is HK$24,000 (2000: net profit of HK$1,886,000).

12. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit attributable to shareholders for the year of HK$31,117,000 (2000: HK$32,495,000) and the weighted average of 1,183,527,852 (2000: 760,291,915) ordinary shares in issue during the year.

The comparative basic and diluted earnings per share amounts have been adjusted to reflect the rights issue of shares, as further detailed in note 26 to the financial statements.

12. EARNINGS PER SHARE (Continued)

The calculation of diluted earnings per share for the year is based on the net profit attributable to shareholders for the year of HK$31,117,000 (2000: HK$32,495,000) and the weighted average of 1,193,943,852 (2000: 761,197,264) ordinary shares in issue during the year.

A reconciliation of the weighted average number of shares used in the basic earnings per share calculation to that used in the diluted earnings per share calculation is as follows:

	2001	2000
Weighted average number of shares used in the basic earnings per share calculation	1,183,527,852	760,291,915
Weighted average number of shares assumed to have been issued at no consideration on the deemed exercise of all share options outstanding during the year	10,416,000	905,349
Weighted average number of shares used in the diluted earnings per share calculation	1,193,943,852	761,197,264

13. FIXED ASSETS

Group

	Leasehold land and buildings HK$'000	Leasehold improve-ments HK$'000	Plant and machinery HK$'000	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Construction in progress HK$'000	Total HK$'000
Cost or valuation:							
At beginning of year	33,000	25,765	111,503	16,880	3,230	3,555	193,933
Additions	—	1,857	9,262	2,158	—	2,058	15,335
Disposals	—	(223)	(680)	(776)	—	—	(1,679)
Surplus on revaluation	6,400	—	—	—	—	—	6,400
Transfers	—	5,613	—	—	—	(5,613)	—
At 31 December 2001	39,400	33,012	120,085	18,262	3,230	—	213,989
Accumulated depreciation:							
At beginning of year	—	5,999	41,106	8,497	2,531	—	58,133
Provided during the year	848	3,619	11,973	2,399	302	—	19,141
Disposals	—	(75)	(405)	(768)	—	—	(1,248)
Write-back on revaluation	(848)	—	—	—	—	—	(848)
At 31 December 2001	—	9,543	52,674	10,128	2,833	—	75,178
Net book value:							
At 31 December 2001	39,400	23,469	67,411	8,134	397	—	138,811
At 31 December 2000	33,000	19,766	70,397	8,383	699	3,555	135,800
An analysis of cost or valuation:							
At cost	—	33,012	120,085	18,262	3,230	—	174,589
At 2001 valuation	39,400	—	—	—	—	—	39,400
	39,400	33,012	120,085	18,262	3,230	—	213,989

13. FIXED ASSETS (Continued)

Company

	Leasehold improvements HK$'000	Furniture and fixtures HK$'000	Total HK$'000
Cost:			
At beginning of year	—	97	97
Additions	13	27	40
At 31 December 2001	13	124	137
Accumulated depreciation:			
At beginning of year	—	14	14
Provided during the year	2	22	24
At 31 December 2001	2	36	38
Net book value:			
At 31 December 2001	11	88	99
At 31 December 2000	—	83	83

The analysis of the Group's leasehold land and buildings at 31 December 2001 is as follows:

	At valuation HK$'000
Medium term leasehold land and buildings situated in Mainland China	27,000
Medium term leasehold land and buildings situated in Hong Kong	12,400
	39,400

The leasehold land and buildings have been valued on an open market value basis, based on their existing use by B.I. Appraisals Limited, an independent firm of professional valuers, on 31 December 2001 at HK$39,400,000. The revaluation surplus of HK$5,927,000 were credited to the profit and loss account for the year to offset the revaluation deficit charged to the profit and loss account in the prior year and the remaining of HK$1,321,000 were credited to the property revaluation reserve.

13. FIXED ASSETS (Continued)

Had the Group's land and buildings stated at valuation been carried at cost less accumulated depreciation, they would have been included in the financial statements at approximately HK$43,066,000 (2000: HK$44,176,000).

Certain of the Group's leasehold land and buildings were pledged to secure banking facilities granted to the Group (note 23). The net book values of the pledged assets included in the total amount of fixed assets at 31 December 2001 amounted to HK$12,400,000 (2000: HK$13,000,000).

14. PREPAID RENTAL

	Group	
	2001	2000
	HK$'000	HK$'000
Cost:		
At beginning and end of the year	10,500	10,500
Amortisation:		
At beginning of the year	4,912	4,176
Provided during the year	737	736
At end of the year	5,649	4,912
Net book value:		
At end of the year	4,851	5,588

The prepaid rental represents the capital contribution made by the joint venture partner of Yifu in the form of a right to use the property owned by the joint venture partner within the terms of the joint venture.

The prepaid rental is amortised on a straight-line basis over the underlying initial term of the joint venture of 15 years.

15. DEFERRED PRODUCT DEVELOPMENT COSTS

	Group	
	2001	2000
	HK$'000	HK$'000
Cost:		
At beginning of the year:		
As previously reported	15,359	8,149
Reclassified to accumulated amortisation and impairment (Note)	—	5,421
As restated	15,359	13,570
Additions	1,394	1,789
At end of the year	16,753	15,359
Accumulated amortisation and impairment:		
At beginning of the year:		
As previously reported	11,228	4,465
Reclassified from cost (Note)	—	5,421
As restated	11,228	9,886
Amortisation during the year	971	846
Impairment provided during the year	95	496
At end of the year	12,294	11,228
Net book value:		
At end of the year	4,459	4,131

Note: Accumulated impairment losses are aggregated with accumulated amortisation under the disclosure requirements of HKSSAP 29, which was adopted during the year as detailed in note 2 to the financial statements, whereas previously they were disclosed as an adjustment to the cost of the assets. This change has been disclosed as a retrospective reclassification.

16. INTERESTS IN SUBSIDIARIES

	2001 HK$'000	2000 HK$'000
Unlisted shares, at cost	93,316	93,316
Due from subsidiaries	123,450	193,669
Due to subsidiaries	(477)	(10,982)
	216,289	276,003
Provisions for impairment	(38,628)	(38,628)
	177,661	237,375

The balances with the subsidiaries are unsecured, interest-free and are not repayable within the next twelve months from the balance sheet date.

Particulars of the subsidiaries are as follows:

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary share capital/ registered share capital	Percentage of equity attributable to the Company 2001	2000	Principal activities
Account Centre Limited	Hong Kong	HK$2	100%	100%	Provision of management services
Active Base Limited	Hong Kong	HK$2	100%	100%	Provision of loan financing
Asiacorp Group Co., Ltd.	The British Virgin Islands/Hong Kong	US$1	100%	100%	Securities investment
Central Technology Limited	Hong Kong	HK$100	100%	100%	Trading of electronic components and parts

16. INTERESTS IN SUBSIDIARIES (Continued)

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary share capital/ registered share capital	Percentage of equity attributable to the Company 2001	2000	Principal activities
Connion Limited	Hong Kong	HK$2	100%	100%	Securities investment and property holding
E-Top PCB Limited	Hong Kong	HK$100	55%	55%	Trading of printed circuit boards
Eastec Property Holding Limited	Hong Kong	HK$100	100%	100%	Dormant
Eastec Purchasing Limited	The British Virgin Islands/Japan	US$1	100%	100%	Trading of electronic components and parts
Eastec Technology (China) Limited	The British Virgin Islands/The PRC	US$1	100%	100%	Investment holding
Eastec Technology Limited	Hong Kong	HK$2	100%	100%	Trading of electronic components and parts
Electronics Tomorrow Holdings Corporation	The British Virgin Islands	US$100	100%	100%	Investment holding
Electronics Tomorrow International Limited	The British Virgin Islands	US$600	100%	100%	Investment holding

16. INTERESTS IN SUBSIDIARIES (Continued)

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary share capital/ registered share capital	Percentage of equity attributable to the Company 2001	2000	Principal activities
Electronics Tomorrow Limited	Hong Kong	HK$500,000	100%	100%	Manufacture and sale of electronic products
Electronics Tomorrow Manufactory Inc.	The British Virgin Islands	US$200	55%	55%	Investment holding
Electronics Tomorrow Property Holdings Limited	The British Virgin Islands	US$100	100%	100%	Investment holding
Fortune Dynamic Group Corp.*	The British Virgin Islands	US$1	100%	—	Investment holding
Good Order International Inc.	The British Virgin Islands	US$100	100%	100%	Investment holding
Ingersoll Incorporated**	The British Virgin Islands	US$100	100%	100%	Dormant
Issegon Company Limited	Hong Kong	HK$300,000	100%	100%	Property holding
Master Base Limited	The British Virgin Islands	US$1	100%	100%	Investment holding

16. INTERESTS IN SUBSIDIARIES (Continued)

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary share capital/ registered share capital	Percentage of equity attributable to the Company 2001	2000	Principal activities
Maxson Services Limited	Hong Kong	HK$2	100%	100%	Provision of management services
Maxwood Limited	Hong Kong	HK$2	100%	100%	Securities investment
Plentiful Light Ltd.	The British Virgin Islands/The PRC	US$100	55%	55%	Manufacture of printed circuit boards
Probest Holdings Inc.*	The British Virgin Islands	US$1	100%	—	Not yet commenced business
Products Tomorrow Limited***	Hong Kong	HK$2	100%	100%	Dormant
Protech Holdings Limited**	The British Virgin Islands	US$100	100%	100%	Dormant
Team Force Corporation	The British Virgin Islands	US$100	100%	100%	Investment holding
Dongguan Yifu Circuit Board Factory ("Yifu")****	The PRC	HK$64,160,000	46%	46%	Manufacture of printed circuit boards
Gaojin Electronics (Shenzhen) Co., Ltd. ("Gaojin") *****	The PRC	US$2,000,000	100%	100%	Manufacture of electronic products

16. INTERESTS IN SUBSIDIARIES (Continued)

Other than Electronics Tomorrow International Limited, Fortune Dynamic Group Corp. and Master Base Limited, which are held directly by the Company, all subsidiaries are held indirectly by the Company.

* Incorporated during the year.

** Deregistered during the year.

*** In the progress of deregistration during the year.

**** Yifu is a sino-foreign owned joint venture enterprise under the PRC law, and a subsidiary of a non wholly-owned subsidiary of the Company, and accordingly, is accounted for as a subsidiary by virtue of control over the entity.

***** Gaojin is registered as a wholly foreign owned enterprise under the PRC law.

17. ACCOUNTS RECEIVABLE

The aged analysis of the Group's accounts receivable is as follows:

	2001		2000	
	HK$'000	Percentage	HK$'000	Percentage
Current to three months	35,453	77	58,189	79
Four to six months	2,017	4	8,735	12
Seven months to one year	709	2	534	1
Over one year	7,774	17	6,093	8
	45,953	100	73,551	100
Provision	(8,674)		(9,242)	
Total after provision	37,279		64,309	

The normal credit period granted by the Group to customers ranges from 21 days to 90 days.

18. LOANS RECEIVABLE

The loans receivable are repayable within one year, bear interest ranging from prime rate plus 0.5% to 12% per annum and are unsecured, except for an amount of HK$461,000 which is secured. In the prior year, the loans receivable were secured, borne interest ranging from 18% to 42% per annum and are repayable within one year.

19. DEPOSIT PAID

Deposit represented an escrow payment paid for the acquisition of Swank, of which are further detailed in note 32(a) to the financial statements.

20. SHORT TERM INVESTMENTS

	Group	
	2001	2000
	HK$'000	HK$'000
Hong Kong listed equity investments		
At fair value	603	35,500
At market value	603	56,928

The market value of the Group's short term investments at the date of approval of these financial statements was approximately HK$673,000.

21. PROPERTIES HELD FOR SALE

	Group	
	2001	2000
	HK$'000	HK$'000
At beginning of year	19,802	22,000
Additions	231	19,802
Disposal	—	(22,000)
Provision	(4,833)	—
At end of year	15,200	19,802

The properties held for sale are situated in Hong Kong and are held under medium term lease.

22. INVENTORIES

	Group 2001 HK$'000	Group 2000 HK$'000
Raw materials	29,746	52,109
Work in progress	14,604	14,906
Finished goods	11,984	14,468
	56,334	81,483

23. BANK BORROWINGS

The bank borrowings in prior year represented trust receipt loans which were secured and repayable within one year.

Certain leasehold land and buildings were pledged to secure banking facilities granted to the Group (note 13).

24. ACCOUNTS PAYABLE

The aged analysis of the Group's accounts payable is as follows:

	2001 HK$'000	2000 HK$'000
Current to three months	51,560	97,756
Four to six months	3,755	854
Seven months to one year	68	365
Over one year	533	90
	55,916	99,065

Accounts payable aged less than four months accounted for 92.2% (2000: 98.7%) of the total accounts payable.

25. DEFERRED TAX

	Group 2001 HK$'000	2000 HK$'000
At beginning of year	1,433	600
Charge for the year (note 10)	—	833
At end of year	1,433	1,433

The principal components of the Group's deferred tax liabilities/(assets) are as follows:

	2001 HK$'000	2000 HK$'000
Accelerated depreciation allowances	1,433	1,544
Tax losses	—	(111)
	1,433	1,433

There was no significant unprovided deferred tax in respect of the year (2000: Nil).

The revaluation surplus arising on the revaluation of the Group's leasehold land and buildings does not constitute a timing difference and consequently, the amount of potential deferred tax thereon has not been quantified.

26. SHARE CAPITAL

	2001 HK$'000	2000 HK$'000
Authorised:		
5,000,000,000 ordinary shares of HK$0.10 each	500,000	500,000
Issued and fully paid:		
2,682,686,445 (2000: 825,228,815) ordinary shares of HK$0.10 each	268,269	82,523

26. SHARE CAPITAL (Continued)

There was no repurchase of any shares during the year.

During the year, the following changes in the Company's share capital took place:

(a) Pursuant to a subscription agreement dated 8 May 2001 between the Company and Winspark Venture Limited ("Winspark"), a substantial shareholder of the Company, a total of 69,000,000 shares of HK$0.10 each were issued to Winspark at an issue price of HK$0.17 per share, payable in cash, on 22 May 2001. This placement raised net cash proceeds of approximately HK$11,548,000 for the Company for general working capital purposes. The placing price of HK$0.17 per share represented a discount of approximately 5.6% to the closing price of HK$0.18 per share as quoted on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on 8 May 2001.

(b) Pursuant to an ordinary resolution passed at the special general meeting held on 18 October 2001, the Company made a rights issue of 1,788,457,630 shares of HK$0.10 each to shareholders at an exercise price of HK$0.10 per share, payable in cash, on the basis of two rights shares for every one share held on 18 October 2001. The transaction was completed on 12 November 2001. The net cash proceeds of approximately of HK$177,530,000 were intended to be used to finance the potential acquisition of listed and non-listed companies, and the expansion and/or diversification of the Group's existing operations and businesses. The exercise price of HK$0.10 per share represented a premium of approximately 3.1% to the closing price of HK$0.097 per share as quoted on the Stock Exchange on 8 August 2001, being the last trading day before the date of the announcement of rights issue.

Subsequent to the balance sheet date, a subscription agreement was entered between the Company and Winspark on 11 March 2002 pursuant to which a total of 178,000,000 shares of HK$0.10 each were issued to Winspark at an issue price of HK$0.15 per share, payable in cash, on 28 March 2002. This placement raised net cash proceeds of approximately HK$26,000,000 for the Company for general working capital purposes. The placement price of HK$0.15 per share represented a discount of approximately 13.3% to the closing price of HK$0.173 per share as quoted on the Stock Exchange on 11 March 2002.

Share options

The Company operates a share option scheme (the "Scheme"), further details of which are also set out under the heading "Share option scheme" in the Report of Directors on pages 21 and 22.

26. SHARE CAPITAL (Continued)

Share options (Continued)

At the beginning of the year, there were 30,500,000 options outstanding under the Scheme with an exercise price ranging from HK$0.270 to HK$0.680. Pursuant to a rights issue of shares on 12 November 2001, as detailed above, the number and exercise price of share options granted to directors in the prior year were adjusted to 91,500,000 options with an exercise price ranging from HK$0.090 to HK$0.227. None of these options was exercised during the year and remained outstanding at 31 December 2001. The exercise in full of these share options would, under the present capital structure of the Company, result in the issue of 91,500,000 additional ordinary shares of HK$0.10 each and cash proceeds, before issue expenses, of approximately HK$13.7 million.

27. RESERVES

Group

	Share premium HK$'000	Exchange fluctuation reserve HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Property revaluation reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2000	78,340	(7)	801	77	—	71,081	150,292
Issue of shares	114,180	—	—	—	—	—	114,180
Share issue expenses	(3,334)	—	—	—	—	—	(3,334)
Exchange adjustments on translation of foreign subsidiaries	—	1,146	—	—	—	—	1,146
Exchange fluctuation reserve shared by minority interests	—	(226)	—	—	—	—	(226)
Profit for the year	—	—	—	—	—	32,495	32,495
At 31 December 2000 and at beginning of year	189,186	913	801	77	—	103,576	294,553
Arising from revaluation of leasehold land and buildings	—	—	—	—	1,321	—	1,321
Issue of shares	4,830	—	—	—	—	—	4,830
Share issue expenses	(1,498)	—	—	—	—	—	(1,498)
Profit for the year	—	—	—	—	—	31,117	31,117
At 31 December 2001	192,518	913	801	77	1,321	134,693	330,323
Reserves retained by:							
Company and subsidiaries	192,518	913	801	77	1,321	134,693	330,323

27. RESERVES (Continued)

Company

	Share premium HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1 January 2000	78,340	77	84,917	(13,042)	150,292
Issue of shares	114,180	—	—	—	114,180
Share issue expenses	(3,334)	—	—	—	(3,334)
Profit for the year	—	—	—	1,886	1,886
At 31 December 2000 and at beginning of year	189,186	77	84,917	(11,156)	263,024
Issue of shares	4,830	—	—	—	4,830
Share issue expenses	(1,498)	—	—	—	(1,498)
Loss for the year	—	—	—	(24)	(24)
At 31 December 2001	192,518	77	84,917	(11,180)	266,332

The contributed surplus of the Company represents the excess of the fair value of the shares of the subsidiaries acquired pursuant to the Group's reorganisation at the time of the listing of the Company's shares, over the nominal value of the Company's shares issued in exchange therefor.

Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus of the Company is distributable to shareholders in certain circumstances.

28. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of profit from operating activities to net cash inflow/(outflow) from operating activities

	2001 HK$'000	2000 HK$'000
Profit from operating activities	28,805	38,407
Surplus on revaluation of leasehold land and buildings	(5,927)	(848)
Provision for properties held for sale	4,833	—
Gain on disposal of partial interest in subsidiaries	—	(33,409)
Interest income from bank deposits	(4,209)	(6,053)
Dividend income from listed investment	(8)	—
Depreciation	19,141	17,614
Amortisation of prepaid rental	737	736
Amortisation of deferred product development costs	971	846
Impairment of deferred product development costs	95	496
Provisions for doubtful accounts receivable	1,050	128
Provisions against inventories	—	8,049
Write-back of provisions against inventories	(4,419)	—
Provisions against loans receivable	—	12,500
Write-back of provisions against loans receivable	(9,449)	—
Loss on disposals of fixed assets	263	379
Net unrealised holding losses on short term investments	31	32,170
Gain on disposal of associates	—	(10)
Additions to deferred product development costs	(1,394)	(1,789)
Decrease in amount due from an associate	—	10
Decrease in amount due to an associate	—	(4,026)
Decrease/(increase) in accounts receivable	25,980	(5,966)
Decrease/(increase) in bills receivable	(800)	327
Decrease/(increase) in loans receivable	51,988	(56,500)
Decrease/(increase) in interest receivable on loans	1,287	(1,572)
Decrease/(increase) in prepayments, deposits and other receivables	8,495	(6,198)
Decrease/(increase) in short term investments	34,866	(7,170)
Decrease/(increase) in inventories	29,568	(13,944)
Decrease in accounts payable	(43,149)	(29,072)
Increase/(decrease) in bills payable	(1,049)	1,049
Increase/(decrease) in accrued liabilities and other payables	(11,685)	5,189
Net cash inflow/(outflow) from operating activities	126,021	(48,657)

28. NOTES TO CONSOLIDATED CASH FLOW STATEMENT (Continued)

(b) Analysis of changes in financing during the years

	Share capital (including premium) HK$'000	Mortgage loan HK$'000	Minority interests HK$'000
At 1 January 2000	122,263	13,247	8,836
Net cash inflow/(outflow) from financing	149,446	(13,247)	—
Disposal of partial interest in subsidiaries	—	—	34,091
Share of loss for the year	—	—	(976)
Share of exchange fluctuation reserve	—	—	226
At 31 December 2000 and at beginning of year	271,709	—	42,177
Net cash inflow from financing	189,078	—	—
Share of loss for the year	—	—	(5,734)
At 31 December 2001	460,787	—	36,443

29. CONTINGENT LIABILITIES

	Company	
	2001 HK$'000	2000 HK$'000
Guarantees of banking facilities granted to subsidiaries	47,300	55,000

The Group had no other significant contingent liabilities at the balance sheet date (2000: Nil).

30. COMMITMENTS

	Group	
	2001 HK$'000	2000 HK$'000
Capital commitments:		
Property, plant and equipment:		
Contracted for	—	2,268
Authorised, but not contracted for	865	—
	865	2,268
Deferred product development costs:		
Authorised, but not contracted for	164	239
	1,029	2,507

30. COMMITMENTS (Continued)

	Group 2001 HK$'000	Group 2000 HK$'000
Total future minimum lease payments under non-cancellable operating leases:		
Land and buildings expiring:		
Within one year	6,395	5,796
In the second to fifth years, inclusive	14,478	11,509
After five years	5,379	7,835
	26,252	25,140
Office equipment expiring:		
Within one year	283	324
In the second to fifth years, inclusive	125	17
	408	341
	26,660	25,481
Commitments to contribute to subsidiaries registered in the PRC	18,906	7,785

The Company had no other significant commitments at the balance sheet date (2000: Nil).

31. CONNECTED PARTY TRANSACTIONS

During the year, the Group had the following connected party transactions:

(i) In current year, a loan of HK$4,000,000 (2000: HK$4,000,000) was granted by a wholly-owned subsidiary of the Group to E-Top PCB Limited ("E-Top"), a 55% owned subsidiary of the Group, for its general working capital. The loan, which was outstanding as at 31 December 2001, was unsecured, bore interest at the one-month Hong Kong dollar time deposit rate and had no fixed terms of repayment.

(ii) In addition, the Group had certain banking facilities, with a total limit of HK$47.3 million, which were jointly used by E-Top, Plentiful Light Limited, a 55% owned subsidiary of the Group, and certain wholly-owned subsidiaries of the Group. These banking facilities were secured by corporate guarantees executed by the Group companies using these facilities and certain leasehold land and buildings of the Group (notes 13 and 23).

32. POST BALANCE SHEET EVENTS

(a) On 31 January 2002, the Group entered into a conditional sale and purchase agreement (the "Agreement") to acquire (i) 71.9% equity interest in Swank, at a cash consideration of HK$10,000,000 and (ii) the principal aggregate amount of HK$250,000,000 owing by Swank and its subsidiaries to its creditor banks as at 31 January 2002 at a cash consideration of HK$58,000,000 (collectively referred to as "Acquisition"). Swank is a company incorporated in Hong Kong with limited liability and listed on the Stock Exchange. The principal activities of Swank consisted of the design, manufacture and marketing of frames, sunglasses and lenses. The total consideration of the Acquisition of HK$68,000,000, was paid before the year end and classified as deposit paid in the current assets. Upon the completion of the Agreement on 1 March 2002, the Group has also undertaken, to provide financial assistance to Swank to discharge its liabilities towards the other identified creditors as appeared in the books of Swank on 30 November 2001, in a sum of not exceeding HK$49,600,000. The Acquisition became unconditional and was completed on 1 March 2002. Details of the preliminary financial information of goodwill arising from the Acquisition are laid down in the joint announcement of the Company and Swank dated 31 January 2002 and the circular of Swank dated 18 March 2002.

Under Rule 26.1 of The Codes on Takeovers and Mergers, the Group is required to make a mandatory unconditional cash offer for all the then issued Swank shares not already beneficially acquired by the Group (the "Offer"). The Offer for each Swank shares is HK0.623 cent in cash, which is equivalent to the Offer price given to Optiset for the acquisition of Swank shares. In respect of this Offer, the Group received valid acceptances of 36,638,651 Swank shares upon the completion of the Offer on 3 April 2002. Immediately after the completion of the Offer, the Group held 73.5% of the issued share capital of Swank. Further to the circular of the Offer, the Group will charge interest at prime rate plus 1% for the debt acquired from the creditor banks. The principal amount of the debt will be repaid by Swank to the Group in five annual instalments commencing from 1 June 2002.

(b) Subsequent to the balance sheet date, a share placement agreement was entered between Winspark and Kingston Securities Limited on 11 March 2002 pursuant to which a total of 178,000,000 shares of HK$0.10 each held by Winspark were placed to independent investors at price of HK$0.15 per share. A subscription agreement was entered between the Company and Winspark on 11 March 2002 pursuant to which a total of 178,000,000 shares of HK$0.10 each were issued to Winspark at an issue price of HK$0.15 per share, payable in cash, on 28 March 2002. This placement raised net cash proceeds of approximately HK$26,000,000 for the Company for general working capital purposes.

33. COMPARATIVE AMOUNTS

As further explained in note 2 to the financial statements, due to the adoption of new and revised HKSSAPs, the supporting notes for operating commitments, the segmental information, the deferred product development costs and the accounting treatment of goodwill or negative goodwill on acquisition have been revised and presented to comply with the new requirements. Accordingly, certain comparative amounts have been revised to conform with the current year's presentation.

34. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 23 April 2002.

TOMORROW INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

PROXY FORM FOR THE ANNUAL GENERAL MEETING TO BE HELD ON WEDNESDAY, 29TH MAY, 2002 (OR ANY ADJOURNMENT THEREOF)

I/We *(note 1)* ____

of ____

being the registered holder(s) of *(notes 2)* ______________________________ shares of HK$0.10 each in the capital of Tomorrow International Holdings Limited (the "Company") HEREBY APPOINT *(note 3)* the Chairman of the Company or ____

of ____

as my/our proxy to act for me/us at the Annual General Meeting of the Company (or any adjournment thereof) to be held at Unit 903–906, 9th Floor, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong on Wednesday, 29th May, 2002 at 11:30 a.m. for the purpose of considering and, if thought fit, passing the resolutions nos. 1 to 6 as set out in the notice convening the said Annual General Meeting and at such Annual General Meeting (or at any adjournment thereof) to vote for me/us in my/our name(s) in respect of the said resolutions as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit *(note 4)*.

		RESOLUTIONS	FOR *(note 4)*	AGAINST *(note 4)*
1.		To receive and consider the Financial Statements and the Reports of the Directors and Auditors for the year ended 31st December, 2001.		
2.	(a)	To re-elect Louie Mei Po as director.		
	(b)	To re-elect Cheung Chung Leung, Richard as director.		
	(c)	To fix the Directors' remuneration.		
3.		To appoint Auditors and to authorise the Directors to fix their remuneration.		
4.	(a)	To grant to the Directors a general mandate to issue additional shares of the Company not exceeding 20% of its issued share capital.		
	(b)	To grant to the Directors a general mandate to repurchase shares of the Company not exceeding 10% of its issued share capital.		
	(c)	To extend the general mandate to issue shares of the Company to include shares repurchased pursuant to the general mandate to repurchase shares.		
5.		To adopt a new share option scheme.		
6.		To adopt "明日國際集團有限公司" as chinese corporate name.		

Dated this ______________ day of ______________, 2002 Signature *(note 5, 6 and 7)*: ______________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares in which the proxy relates registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all shares in the Company registered in your name(s).
3. If any proxy other than the Chairman of the meeting is preferred, strike out the words "the Chairman of the meeting" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** Failure to tick either box will entitle your proxy to cast your vote at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
5. You are requested to lodge this form of proxy, together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, at the head office and principal place of business of the Company at 27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong not less that 48 hours before the time appointed for the holding of the meeting (or any adjournment thereof).
6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
7. In the case of joint holders of any share, any one of such persons may vote at the said meeting, either personally or by proxy, in respect of such share as if he/she was solely entitled thereto, but if more than one of such joint holders is present at the said meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.
8. A proxy need not be a member of the Company but must attend the meeting in person to represent you.

TOMOROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

於二零零二年五月二十九日星期三舉行之股東週年大會（或其任何續會）適用之代表委任表格

本人／吾等(附註1) ______________________________

地址為 ______________________________

為明日國際集團有限公司(「本公司」)股本中每股面值0.10港元股份共 ______________ 股(附註2)

之登記持有人，**茲委任**(附註3)大會主席或 ______________________________

地址為 ______________________________

為本人／吾等代表，代表本人／吾等出席本公司於二零零二年五月二十九日星期三上午十一時三十分假座香港九龍紅磡鶴翔街1號維港中心第一期9樓903－906室舉行之股東週年大會(或其任何續會)，藉此考慮並酌情通過載於股東週年大會通告之第1至6項決議案，並於該股東週年大會(或其任何續會)上代表本人／吾等以本人／吾等之名義，依照以下指示就該等決議案投票，如無指示，則本人／吾等之代表可酌情自行投票(附註4)。

決議案			贊成(附註4)	反對(附註4)
1.	省覽截至二零零一年十二月三十一日止年度之財務報表及董事會報告與核數師報告。			
2.	(a)	重選雷美寶小姐為董事。		
	(b)	重選張仲良先生為董事。		
	(c)	釐定董事酬金。		
3.	委聘核數師，並授權董事釐定彼等酬金。			
4.	(a)	授予董事一般授權，以發行不超過本公司已發行股本20%之本公司額外股份。		
	(b)	授予董事一般授權，以購回不超過本公司已發行股本10%之本公司股份。		
	(c)	擴大發行本公司股份之一般授權至包括根據購回股份之一般授權所購回之股份。		
5.	採納新購股權計劃。			
6.	採納「明日國際集團有限公司」為中文公司名稱。			

日期：二零零二年 ________ 月 ________ 日　　　　簽署(附註5、6及7)：______________________

附註：

1. 請用正楷填寫全名及地址。
2. 請填上以　閣下名義登記與本代表委任表格有關之股份數目，倘若並無填上任何數目，則本代表委任表格將視為與以　閣下名義登記之全部本公司股份有關。
3. 如欲委任大會主席以外之任何人士為代表，請將「大會主席或」等字眼刪去，並在空白地方填上欲委任之代表姓名及地址。**本代表委任表格上任何刪改均須由簽署人簡簽示可。**
4. **重要提示：　閣下如欲投票贊成某項決議案，請於註有「贊成」字樣之空格內加上「√」號。　閣下如欲投票反對某項決議案，請於註有「反對」字樣之空格內加上「√」號。**如並無於任何空格內加上「√」號，則　閣下之代表有權酌情投票。　閣下之代表亦有權就於大會上正式提呈而並非於召開大會之通告上載列之任何決議案酌情投票。
5. 本代表委任表格連同簽署人之授權書(如有)或其他授權文件(如有)或由公證人簽署之該等文件副本，必須於大會或其任何續會指定舉行時間48小時前送達本公司之總辦事處及主要營業地點，地點為香港皇后大道中5號衡怡大廈27樓。
6. 本代表委任表格須由　閣下或　閣下正式授權代表簽署，如為公司，必須加蓋公司公章或由正式授權之行政人員或授權代表簽署。
7. 如屬任何股份之聯名登記持有人，則任何一位聯名持有人均可親身或委派代表出席大會並就有關股份投票，猶如彼等為唯一有權投票者，惟倘超過一名聯名持有人親身或委派代表出席大會，則只有股東名冊內上述持有人中排名首位者方有權就有關股份投票。
8. 受委代表毋須為本公司股東，惟必須親身出席大會以代表　閣下。

33. 比較款額

如財務報告附註2所進一步説明，由於採納全新及經修訂會計準則，經營承擔、分部資料、遞延產品開發成本及收購帶來商譽或負商譽受計處理法已作修訂及提呈，以符合新規定。因此，若干比較款額已作修訂以符合本年度之提呈方式。

34. 財務報告之批准

財務報告經由董事會於二零零二年四月二十三日批准及授權刊發。

32. 結算日後事項

(a) 於二零零二年一月三十一日，本集團訂立一項有條件買賣協議（「該協議」）；(i)按現金代價10,000,000港元收購恒光行共71.9%之股本權益；及(ii)按現金代價58,000,000港元收購恒光行及其附屬公司於二零零二年一月三十一日欠其債權銀行之本金總額250,000,000港元（合稱為「收購事項」）。恒光行為在香港註冊成立之有限公司，並在聯交所上市。恒光行之主要業務包括設計、生產及推廣眼鏡架、太陽眼鏡及鏡片。收購事項之總代價68,000,000港元已於年結前支付，並分類為流動資產中之已付按金。該協議於二零零二年三月一日完成時，本集團並承諾資助恒光行，協助恒光行清償尚欠於二零零一年十一月三十一日名列其賬冊之其他已識別債權人之債項，惟款額以49,600,000港元為限。收購事項已於二零零二年三月一日成為無條件及完成。有關收購事項帶來之商譽之初步財務資料，乃載於本公司與恒光行於二零零二年一月三十一日刊發之聯合公佈及恒光行於二零零二年三月十八日刊發之通函。

根據公司收購及合併守則第26.1條，本集團須提呈強制性之無條件現金收購建議，以收購所有仍未由本集團實益購得之當時已發行恒光行股份（「收購建議」）。收購建議就每股恒光行股份之作價為現金0.623港仙，相等於就收購恒光行股份而向 Optiset 提呈之收購建議價。就收購建議而言，本集團於收購建議在二零零二年四月三日完成時接獲有關36,638,651股恒光行股份之有效接納。緊隨收購建議完成後，本集團持有73.5%之恒光行已發行股本。因應有關收購建議之通函，本集團將按最優惠利率加1厘之息率就向債權銀行收購之債項計息。恒光行將由二零零二年六月一日起計五年內每年向本集團償還債項之本金。

(b) 於結算日後，Winspark 與 Kingston Securities Limited 於二零零二年三月十一日訂立股份配售協議，據此，Winspark 所持之每股面值0.10港元股份共178,000,000股按每股0.15港元之價格配售予獨立投資者。本公司與 Winspark 於二零零二年三月十一日訂立認購協議，據此，於二零零二年三月二十八日按每股0.15港元（須以現金支付）之發行價向 Winspark 發行合共178,000,000股每股面值0.10港元股份。是項配售為本公司籌募所得現金款項淨額約26,000,000港元，作為日常營運資金。

30. 承擔（續）

	本集團	
	二零零一年	二零零零年
	千港元	千港元
根據不可撤銷經營租約應付之日後最低租金：		
土地及樓宇之屆滿日期：		
一年內	6,395	5,796
第二至第五年（包括首尾兩年）	14,478	11,509
五年以後	5,379	7,835
	26,252	25,140
辦公室設備屆滿日期：		
一年內	283	324
第二至第五年（包括首尾兩年）	125	17
	408	341
	26,660	25,481
向於中國註冊之附屬公司出資之承擔	18,906	7,785

於結算日，本公司並無其他重大承擔（二零零零年：無）

31. 關連交易

年內，本集團已進行下列之關連交易：

(i) 於本年度，本集團之全資附屬公司向本集團持有55%權益之附屬公司怡德綫路板有限公司（「怡德」）授出一項4,000,000港元（二零零零年：4,000,000港元）之貸款，供怡德用作一般營運資金。該等貸款於二零零一年十二月三十一日尚未償還，貸款為無抵押、按照一個月港元定期存款之利率計息及無固定還款期。

(ii) 另外，本集團有總上限為47.3百萬港元之若干銀行融資，由怡德、本集團持有55%權益之附屬公司 Plentiful Light Limited 及本集團之若干全資附屬公司共同使用。該等銀行融資由本集團動用該等融資之公司簽立之公司擔保及本集團若干租約土地及樓宇作抵押（附註13及23）。

28. 綜合現金流動表之附註（續）

(b) 本年度融資變動之分析

	股本（包括溢價）千港元	按揭貸款 千港元	少數股東權益 千港元
於二零零零年一月一日	122,263	13,247	8,836
融資之現金流入／（流出）淨額	149,446	(13,247)	—
出售於附屬公司之部分權益	—	—	34,091
應佔年度虧損	—	—	(976)
應佔外匯波動儲備	—	—	226
於二零零零年十二月三十一日及年初	271,709	—	42,177
融資之現金流入淨額	189,078	—	—
應佔年度虧損	—	—	(5,734)
於二零零一年十二月三十一日	460,787	—	36,443

29. 或然負債

	本公司	
	二零零一年 千港元	二零零零年 千港元
就授予附屬公司銀行融資而作出之擔保	47,300	55,000

於結算日，本集團概無其他重大或然負債（二零零零年：無）。

30. 承擔

	本集團	
	二零零一年 千港元	二零零零年 千港元
資本承擔：		
物業、廠房及設備：		
已訂約	—	2,268
已批准但未訂約	865	—
	865	2,268
遞延產品開發成本：		
已批准但未訂約	164	239
	1,029	2,507

28. 綜合現金流動表之附註

(a) 經營業務溢利與經營業務之現金流入／(流出)淨額對賬

	二零零一年 千港元	二零零零年 千港元
經營業務之溢利	28,805	38,407
重估租約土地及樓宇增值	(5,927)	(848)
持作待售物業撥備	4,833	—
出售於附屬公司之部分權益之收益	—	(33,409)
銀行存款利息收入	(4,209)	(6,053)
上市投資股息收入	(8)	—
折舊	19,141	17,614
預付租金攤銷	737	736
遞延產品開發成本攤銷	971	846
遞延產品開發成本耗蝕	95	496
應收呆賬撥備	1,050	128
存貨撥備	—	8,049
存貨撥備撥回	(4,419)	—
應收貸款撥備	—	12,500
應收貸款撥備撥回	(9,449)	—
出售固定資產之虧損	263	379
持有短期投資之未變現虧損淨值	31	32,170
出售聯營公司之收益	—	(10)
遞延產品開發成本增加	(1,394)	(1,789)
應收一間聯營公司之款項減少	—	10
應付一間聯營公司之款項減少	—	(4,026)
應收賬款之減少／(增加)	25,980	(5,966)
應收票據減少／(增加)	(800)	327
應收貸款減少／(增加)	51,988	(56,500)
應收貸款利息減少／(增加)	1,287	(1,572)
預付款項，按金及其他應收賬款減少／(增加)	8,495	(6,198)
短期投資減少／(增加)	34,866	(7,170)
存貨減少／(增加)	29,568	(13,944)
應付賬款減少	(43,149)	(29,072)
應付票據增加／(減少)	(1,049)	1,049
應計負債及其他應付賬項增加／(減少)	(11,685)	5,189
經營業務之現金流入／(流出)淨額	126,021	(48,657)

27. 儲備(續)

本公司

	股份溢價 千港元	資本 贖回儲備 千港元	實繳盈餘 千港元	累積虧損 千港元	合計 千港元
於二零零零年一月一日	78,340	77	84,917	(13,042)	150,292
發行股份	114,180	—	—	—	114,180
股份發行開支	(3,334)	—	—	—	(3,334)
本年度溢利	—	—	—	1,886	1,886
於二零零零年十二月三十一日及年初	189,186	77	84,917	(11,156)	263,024
發行股份	4,830	—	—	—	4,830
股份發行開支	(1,498)	—	—	—	(1,498)
本年度虧損	—	—	—	(24)	(24)
於二零零一年十二月三十一日	192,518	77	84,917	(11,180)	266,332

本公司之實繳盈餘為本公司股份上市時，依據集團重組所收購之附屬公司股份之公平價值超逾本公司為交換有關股份而發行股份之面值之數額。

根據百慕達一九八一年公司法(經修訂)，本公司之實繳盈餘可於若干情況下分派予股東。

26. 股本(續)

購股權(續)

年初，該計劃尚有30,500,000份購股權未行使，行使價介乎0.270港元至0.680港元之間。按上文所詳述於二零零一年十一月十二日完成之供股事項，於上年度向董事授出之購股權之數目調整至91,500,000份，行使價則調整為介乎0.090港元至0.227港元之間。上述購股權於年內概無獲行使，而於二零零一年十二月三十一日仍未行使。倘上述購股權獲悉數行使，以本公司現時資本架構而言，將致使本公司額外發行91,500,000股每股面值0.10港元之普通股，而未計發行開支的現金所得款項約為13.7百萬港元。

27. 儲備

本集團

	股份溢價	外匯波動儲備	資本儲備	資本贖回儲備	物業重估儲備	保留溢利	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零零年一月一日	78,340	(7)	801	77	—	71,081	150,292
發行股份	114,180	—	—	—	—	—	114,180
股份發行開支	(3,334)	—	—	—	—	—	(3,334)
換算外地附屬公司之匯兌調整	—	1,146	—	—	—	—	1,146
少數股東應佔外匯波動儲備	—	(226)	—	—	—	—	(226)
本年度溢利	—	—	—	—	—	32,495	32,495
於二零零零年十二月三十一日及年初	189,186	913	801	77	—	103,576	294,553
重估租約土地及樓宇而產生	—	—	—	—	1,321	—	1,321
發行股份	4,830	—	—	—	—	—	4,830
股份發行開支	(1,498)	—	—	—	—	—	(1,498)
本年度溢利	—	—	—	—	—	31,117	31,117
於二零零一年十二月三十一日	192,518	913	801	77	1,321	134,693	330,323
保留儲備：							
本公司及附屬公司	192,518	913	801	77	1,321	134,693	330,323

26. 股本（續）

本公司於本年度並無購回任何股份。

年內，本公司之股本出現下列變動：

(a) 根據本公司與本公司之主要股東 Winspark Venture Limited（「Winspark」）於二零零一年五月八日所訂立之認購協議，本公司於二零零一年五月二十二日按每股0.17港元之價格向 Winspark 發行合共69,000,000股每股面值0.10港元之股份。是次配售為本公司籌募所得現金款項淨額約11,548,000港元，作為日常營運資金。配售價每股0.17港元較二零零一年五月八日香港聯合交易所有限公司（「聯交所」）之收市價每股0.18港元折讓約5.6%。

(b) 根據一項於二零零一年十月十八日舉行之股東特別大會通過之普通決議案，本公司以供股方式向股東發行1,788,457,360股股份，每股行使價0.10港元（須以現金支付），基準為於二零零一年十月十八日每持有一股股份獲發行兩股供股股份。有關交易已於二零零一年十一月十二日完成，所得現金款項淨額約177,530,000港元，計劃作為可能收購上市及非上市公司及擴充及／或多元化本集團現有業務及營運所需之資金。行使價每股0.10港元較二零零一年八月八日（公佈供股當日前之最後交易日）在聯交所之收市價每股0.097港元溢價約3.1%。

於結算日後，本公司與 Winspark 於二零零二年三月十一日訂立認購協議，據此，本公司於二零零二年三月二十八日按每股0.15港元（須以現金支付）之價格向 Winspark 發行178百萬股每股面值0.10港元之股份。是次配售為本公司籌募所得現金款項淨額約26百萬港元，作為日常營運資金。配售價每股0.15港元較二零零二年三月十一日在聯交所之收市價每股0.173港元折讓約13.3%。

購股權

本公司設立購股權計劃（「該計劃」），有關之進一步詳情亦載於第21至22頁董事會報告書內「購股權計劃」一節。

25. 遞延稅項

	本集團	
	二零零一年 千港元	二零零零年 千港元
年初	1,433	600
本年度支出（附註10）	—	833
年終	1,433	1,433

本集團遞延稅項負債／（資產）之主要部分茲列如下：

	二零零一年 千港元	二零零零年 千港元
加速折舊免稅額	1,433	1,544
稅項虧損	—	(111)
	1,433	1,433

本年度並無重大未撥備遞延稅項（二零零零年：無）。

重估本集團之租約土地及樓宇產生之重估增值並不構成時差，因此並無估計潛在遞延稅項之數額。

26. 股本

	二零零一年 千港元	二零零零年 千港元
法定股本：		
5,000,000,000股每股面值0.10港元之普通股	500,000	500,000
已發行及繳足股本：		
2,682,686,445股（二零零零年：825,228,815股） 每股面值0.10港元之普通股	268,269	82,523

22. 存貨

	本集團	
	二零零一年 千港元	二零零零年 千港元
原材料	29,746	52,109
在製品	14,604	14,906
製成品	11,984	14,468
	56,334	81,483

23. 銀行借貸

往年度之銀行借貸為信託收據貸款，並有抵押及須於一年內償還。

若干租約土地及樓宇已用作抵押授予本集團之銀行融資(附註13)。

24. 應付賬款

本集團按賬齡分析之應付賬款茲列如下：

	二零零一年 千港元	二零零零年 千港元
即時至三個月	51,560	97,756
四個月至六個月	3,755	854
七個月至一年	68	365
超過一年	533	90
	55,916	99,065

賬齡少於四個月之應付賬款佔應付賬款總額92.2%(二零零零年：98.7%)。

19. 已付按金

按金乃指就收購恒光行而支付之託管款項，有關之其他詳情載於財務報告附註32(a)。

20. 短期投資

	本集團	
	二零零一年	二零零零年
	千港元	千港元
香港之上市證券投資		
按公平價值	603	35,500
按市值	603	56,928

於批准本財務報告當日，本集團短期投資之市值約為673,000港元。

21. 持作出售物業

	本集團	
	二零零一年	二零零零年
	千港元	千港元
年初	19,802	22,000
添置	231	19,802
出售	—	(22,000)
撥備	(4,833)	—
年終	15,200	19,802

持作出售物業均位於香港，並以中期租約持有。

16. 於附屬公司之權益(續)

除 Electronics Tomorrow International Limited、Fortune Dynamic Group Corp. 及 Master Base Limited 直接由本公司持有外，所有附屬公司均由本公司間接持有。

* 年內註冊成立。

** 年內取銷註冊。

*** 年內辦理取銷註冊手續。

**** 怡富乃一家根據中國法律成立之中外合資經營企業，亦為本公司非全資擁有之附屬公司，由於對該公司具有控制權，因此被視為附屬公司。

***** 高勁乃一家根據中國法律成立之全外資企業。

17. 應收賬款

本集團按賬齡分析之應收賬款茲列如下：

	二零零一年		二零零零年	
	千港元	百分比	千港元	百分比
即時至三個月	35,453	77	58,189	79
四個月至六個月	2,017	4	8,735	12
七個月至一年	709	2	534	1
超過一年	7,774	17	6,093	8
	45,953	100	73,551	100
撥備	(8,674)		(9,242)	
撥備後總額	37,279		64,309	

本集團向顧客授出之一般信用期限介乎21日至90日。

18. 應收貸款

應收貸款須於一年內償還，按最優惠利率加0.5厘至12厘之年利率計息及並無抵押，惟其中一筆461,000港元之款項有抵押。於過往年度，應收貸款為有抵押，按介乎18厘至42厘之年利率計息及須於一年內償還。

16. 於附屬公司之權益(續)

名稱	註冊成立／註冊及營業地點	已發行普通股股本／註冊資本面值	本公司應佔股權百分比 二零零一年	二零零零年	主要業務
萬生服務有限公司	香港	2港元	100%	100%	提供管理服務
Maxwood Limited	香港	2港元	100%	100%	證券投資
Plentiful Light Ltd.	英屬處女群島／中國	100美元	55%	55%	製造印刷綫路板
Probest Holdings Inc.*	英屬處女群島	1美元	100%	—	尚未開業
明日產品有限公司***	香港	2港元	100%	100%	暫無業務
Protech Holdings Limited**	英屬處女群島	100美元	100%	100%	暫無業務
Team Force Corporation	英屬處女群島	100美元	100%	100%	投資控股
東莞怡富綫路板廠(「怡富」)****	中國	64,160,000港元	46%	46%	製造印刷綫路板
高勁電子(深圳)有限公司(「高勁」)*****	中國	2,000,000美元	100%	100%	製造電子產品

16. 於附屬公司之權益(續)

名稱	註冊成立／註冊及營業地點	已發行普通股股本／註冊資本面值	本公司應佔股權百分比 二零零一年	二零零零年	主要業務
明日電子有限公司	香港	500,000港元	100%	100%	製造及銷售電子產品
Electronics Tomorrow Manufactory Inc.	英屬處女群島	200美元	55%	55%	投資控股
Electronics Tomorrow Property Holdings Limited	英屬處女群島	100美元	100%	100%	投資控股
Fortune Dynamic Group Corp.*	英屬處女群島	1美元	100%	—	投資控股
Good Order International Inc.	英屬處女群島	100美元	100%	100%	投資控股
Ingersoll Incorporated**	英屬處女群島	100美元	100%	100%	暫無業務
Issegon Company Limited	香港	300,000港元	100%	100%	物業持有
Master Base Limited	英屬處女群島	1美元	100%	100%	投資控股

16. 於附屬公司之權益（續）

名稱	註冊成立／註冊及營業地點	已發行普通股股本／註冊資本面值	本公司應佔股權百分比 二零零一年	二零零零年	主要業務
康琳有限公司	香港	2港元	100%	100%	證券投資及物業持有
怡德綫路板有限公司	香港	100港元	55%	55%	買賣印刷綫路板
易達物業集團有限公司	香港	100港元	100%	100%	暫無業務
Eastec Purchasing Limited	英屬處女群島／日本	1美元	100%	100%	買賣電子配件及部件
Eastec Technology (China) Limited	英屬處女群島／中國	1美元	100%	100%	投資控股
易達科技有限公司	香港	2港元	100%	100%	買賣電子配件及部件
Electronics Tomorrow Holdings Corporation	英屬處女群島	100美元	100%	100%	投資控股
Electronics Tomorrow International Limited	英屬處女群島	600美元	100%	100%	投資控股

16. 於附屬公司之權益

	二零零一年 千港元	二零零零年 千港元
非上市股份，按成本	93,316	93,316
應收附屬公司之款項	123,450	193,669
應付附屬公司之款項	(477)	(10,982)
	216,289	276,003
耗蝕撥備	(38,628)	(38,628)
	177,661	237,375

與附屬公司之往來結餘乃無抵押及不計利息，且毋須於結算日後十二個月內償付。

以下為附屬公司之詳情：

名稱	註冊成立／註冊及營業地點	已發行普通股股本／註冊資本面值	本公司應佔股權百分比 二零零一年	本公司應佔股權百分比 二零零零年	主要業務
Account Centre Limited	香港	2港元	100%	100%	提供管理服務
弘源有限公司	香港	2港元	100%	100%	提供貸款融資
Asiacorp Group Co., Ltd.	英屬處女群島／香港	1美元	100%	100%	證券投資
建中技術有限公司	香港	100港元	100%	100%	買賣電子配件及部件

15. 遞延產品開發成本

	本集團	
	二零零一年 千港元	二零零零年 千港元
成本：		
年初		
按過往申報	15,359	8,149
重新界定為累積攤銷及耗蝕（附註）	—	5,421
按重列	15,359	13,570
添置	1,394	1,789
年終	16,753	15,359
累積攤銷及耗蝕：		
年初：		
按過往申報	11,228	4,465
自成本重新界定（附註）	—	5,421
按重列	11,228	9,886
年內攤銷	971	846
年內耗蝕撥備	95	496
年終	12,294	11,228
賬面淨值：		
年終	4,459	4,131

附註： 累積耗蝕虧損與財務報告附註2詳述並於年內採納之會計準則第29項之披露規定所指之累積攤銷合併計算，而累積耗蝕虧損過往會披露為資產成本之調整。是項變動已披露為具追溯效力之重新界定事項。

13. 固定資產(續)

倘按估值列賬之本集團土地及樓宇乃按成本值減累計折舊入賬，則該等土地及樓宇將已按約43,066,000港元(二零零零年：44,176,000港元)列入財務報告。

本集團若干租約土地及樓宇已抵押，以取得授予本集團之若干銀行融資(附註23)。於二零零一年十二月三十一日之固定資產總額中，已抵押資產之賬面淨值為12,400,000港元(二零零零年：13,000,000港元)。

14. 預付租金

	本集團	
	二零零一年 千港元	二零零零年 千港元
成本：		
年初及年終	10,500	10,500
攤銷：		
年初	4,912	4,176
本年度撥備	737	736
年終	5,649	4,912
賬面淨值：		
年終	4,851	5,588

預付租金為怡富之合營夥伴之出資額，方式為在合營期內提供使用該合營夥伴所擁有物業之權利。

預付租金於首階段合營年期15年以直線基準予以攤銷。

13. 固定資產(續)

本公司

	租約物業裝修 千港元	傢俬及裝置 千港元	合計 千港元
成本：			
年初	—	97	97
添置	13	27	40
於二零零一年十二月三十一日	13	124	137
累計折舊：			
年初	—	14	14
本年度撥備	2	22	24
於二零零一年十二月三十一日	2	36	38
賬面淨值：			
於二零零一年十二月三十一日	11	88	99
於二零零零年十二月三十一日	—	83	83

本集團於二零零一年十二月三十一日之租約土地及樓宇分析如下：

	按估值 千港元
位於中國內地之中期租約土地及樓宇	27,000
位於香港之中期租約土地及樓宇	12,400
	39,400

租約土地及樓宇已由獨立專業估值師行保柏國際評估有限公司於二零零一年十二月三十一日按公開市值基準根據現況使用估值為39,400,000港元。重估盈餘5,927,000港元已計入今年度之損益賬用以抵銷上年度計入損益賬重估之虧絀，其餘之1,321,000港元則撥入物業重估儲備。

13. 固定資產

本集團

	租約土地及樓宇 千港元	租約物業裝修 千港元	廠房及機器 千港元	傢俬、裝置及辦公室設備 千港元	汽車 千港元	在建工程 千港元	合計 千港元
成本或估值：							
年初	33,000	25,765	111,503	16,880	3,230	3,555	193,933
添置	—	1,857	9,262	2,158	—	2,058	15,335
出售	—	(223)	(680)	(776)	—	—	(1,679)
重估盈餘	6,400	—	—	—	—	—	6,400
轉撥	—	5,613	—	—	—	(5,613)	—
於二零零一年十二月三十一日	39,400	33,012	120,085	18,262	3,230	—	213,989
累積折舊：							
年初	—	5,999	41,106	8,497	2,531	—	58,133
本年度撥備	848	3,619	11,973	2,399	302	—	19,141
出售	—	(75)	(405)	(768)	—	—	(1,248)
重估後撥回	(848)	—	—	—	—	—	(848)
於二零零一年十二月三十一日	—	9,543	52,674	10,128	2,833	—	75,178
賬面淨值：							
於二零零一年十二月三十一日	39,400	23,469	67,411	8,134	397	—	138,811
於二零零零年十二月三十一日	33,000	19,766	70,397	8,383	699	3,555	135,800
成本或估值分析：							
按成本	—	33,012	120,085	18,262	3,230	—	174,589
按二零零一年估值	39,400	—	—	—	—	—	39,400
	39,400	33,012	120,085	18,262	3,230	—	213,989

12. 每股盈利（續）

本年度之每股攤薄盈利乃根據本年度股東應佔純利31,117,000港元（二零零零年：32,495,000港元）及年內已發行普通股1,193,943,852股（二零零零年：761,197,264股）之加權平均數計算。

用以計算每股基本盈利與用以計算每股攤薄盈利所使用的股份加權平均數的調節如下：

	二零零一年	二零零零年
用以計算每股基本盈利的股份加權平均數	1,183,527,852	760,291,915
倘年內未行使的購股權獲悉數行使而假設已以無代價發行的股份加權平均數	10,416,000	905,349
用以計算每股攤薄盈利的股份加權平均數	1,193,943,852	761,197,264

10. 税項

	本集團	
	二零零一年 千港元	二零零零年 千港元
中國：		
香港：		
本年度撥備	4,089	4,746
以往年度超額撥備	(1,250)	(202)
遞延（附註25）	—	833
中國內地	240	47
本年度税款	3,079	5,424

香港利得税乃根據本年度在香港賺取之估計應課税溢利按16%（二零零零年：16%）之税率撥備。

根據適用之中國企業所得税法，本集團在中國註冊之兩間附屬公司東莞怡富綫路板廠（「怡富」）及高勁電子（深圳）有限公司（「高勁」）可於首兩個獲利營業年度豁免支付所得税，並於其後三個年度獲豁免支付應繳所得税之50%。

怡富所享有之上述税項豁免已經屆滿。根據本年獲授之另一項税務豁免，於二零零一年怡富應繳納之所得税由標準税率24%減至15%。高勁之業務尚未能獲得溢利，故其所得税豁免期仍未展開。

11. 股東應佔溢利淨額

在本公司財務報告中處理之股東應佔虧損淨額24,000港元（二零零零年：純利1,886,000港元）。

12. 每股盈利

每股基本盈利乃根據本年度股東應佔純利31,117,000港元（二零零零年：32,495,000港元）及年內已發行普通股1,183,527,852股（二零零零年：760,291,915股）之加權平均數計算。

作比較用途之每股基本及攤薄盈利款額已作調整，以反映供股事項，詳情載於附註26。

8. 董事酬金（續）

董事之酬金屬於下列幅度：

	董事人數	
	二零零一年	二零零零年
零港元至1,000,000港元	4	8
1,000,001港元至1,500,000港元	1	2
4,000,001港元至4,500,000港元	2	—
5,500,001港元至6,000,000港元	—	2
	7	12

本公司於本年度並無訂立任何董事放棄或同意放棄酬金之安排（二零零零年：無）。

9. 五位最高薪僱員

年內五位最高薪僱員包括三位（二零零零年：三位）董事，彼等之酬金詳情載於上文附註8。餘下兩位（二零零零年：兩位）非董事之最高薪僱員的酬金如下：

	本集團	
	二零零一年 千港元	二零零零年 千港元
薪金、津貼及實物利益	3,210	3,120
退休金供款	56	134
	3,266	3,254

非董事之最高薪僱員之酬金屬於下列幅度：

	僱員人數	
	二零零一年	二零零零年
1,000,001港元至1,500,000港元	1	1
1,500,001港元至2,000,000港元	1	1
	2	2

6. 經營業務之溢利(續)

已售存貨成本包括涉及直接員工成本、攤銷預付租金、遞延產品開發成本攤銷及耗蝕、存貨撥備撥回、土地及樓宇經營租約租金及製造業務折舊之款項25,280,000港元(二零零零年:47,531,000港元),有關款項亦已計入上述就有關種類開支所披露之各種開支總額。

本集團年內概無任何已放棄之退休金計劃供款。已放棄之供款對本集團於上年度須對退休金計劃供款的影響並不重要。

* 年內之遞延產品開發成本攤銷及耗蝕已計入綜合損益賬之「銷售成本」。

7. 融資成本

	二零零一年 千港元	二零零零年 千港元
須於五年內全部償還之銀行貸款之利息	343	1,464

8. 董事酬金

根據香港聯合交易所有限公司證券上市規則(「上市規則」)及公司條例第161條之規定董事酬金披露如下:

	二零零一年 千港元	二零零零年 千港元
董事袍金:		
執行董事	—	—
獨立非執行董事	330	318
其他報酬:		
執行董事:		
薪金及其他福利	8,254	8,275
花紅	2,960	6,300
退休金供款	361	274
獨立非執行董事:		
薪金及其他福利	—	—
	11,905	15,167

6. 經營業務之溢利

本集團經營業務之溢利已扣除／（計入）：

	二零零一年 千港元	二零零零年 千港元
已售存貨成本	400,565	520,534
折舊	19,141	17,614
預付租金攤銷	737	736
遞延產品開發成本：		
年內攤銷*	971	846
年內耗蝕*	95	496
	1,066	1,342
營業租約最低租金：		
土地及樓宇	8,037	2,249
辦公室設備	604	718
員工成本（包括董事酬金 — 附註8）：		
工資及薪金	57,178	55,424
花紅	2,960	6,300
退休金供款	2,245	1,271
減：已放棄之供款	—	(153)
	62,383	62,842
核數師酬金	1,150	1,130
應收呆賬撥備	1,050	128
存貨撥備／（存貨撥備撥回）	(4,419)	8,049
應收貸款撥備／（應收貸款撥備撥回）	(9,449)	12,500
出售固定資產之虧損	263	379
匯兌虧損／（收益）淨額	(188)	550
銀行存款之利息收入	(4,209)	(6,053)
出售上市證券投資之虧損／（收益）淨額	3,891	(914)
出售聯營公司之收益	—	(10)
上市投資之股息收入	(8)	—

4. 分部資料（續）

(b) 地區分部

下表載列本集團地區分部之有關收益、溢利、資產及費用之資料。

本集團

	歐洲		北美洲		香港		日本		其他		對銷		綜合	
	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元
分部收益： 向外界客戶 銷售	57,764	54,080	134,974	177,360	188,914	244,766	138,078	115,557	24,444	68,044	—	—	544,174	659,807
分部業績	3,233	685	7,555	2,245	10,574	3,098	7,729	1,463	1,369	861	—	—	30,460	8,352

	香港		其他中國地區		對銷		綜合	
	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元
其他分部資料：								
分部資產	528,198	351,021	195,917	216,339	—	—	724,115	567,360
資本開支	2,041	4,068	14,688	17,916	—	—	16,729	21,984

5. 營業額

營業額為出售貨品之發票值減去退貨及折扣、出售上市證券投資之所得款項，以及提供貸款融資之利息收入。從以下業務錄得之收入已納入營業額內：

	二零零一年 千港元	二零零零年 千港元
製造及銷售電子產品	420,554	455,973
製造及銷售綫路板	84,692	137,454
買賣及分銷電子配件及部件	950	47,164
買賣上市證券投資	31,556	9,690
提供貸款融資	6,422	9,526
	544,174	659,807

4. 分部資料(續)

(a) 業務分部

下表載列本集團業務分部之有關收益、溢利／(虧損)、資產、負債及費用之資料。

本集團

	電子產品		線路板		電子配件及部件		上市證券投資		提供貸款投資		對銷		綜合	
	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元
分部收益：														
向外界客戶銷售	420,554	455,973	84,692	137,454	950	47,164	31,556	9,690	6,422	9,526	—	—	544,174	659,807
分部間銷售	—	—	12,070	18,023	32,703	52,846	—	—	—	—	(44,773)	(70,869)	—	—
其他收益	3,105	1,940	1,474	954	261	387	414	—	—	—	—	—	5,254	3,281
合計	423,659	457,913	98,236	156,431	33,914	100,397	31,970	9,690	6,422	9,526	(44,773)	(70,869)	549,428	663,088
分部業績	48,061	52,417	(12,085)	(6,197)	729	2,912	(13,298)	(33,244)	7,098	(7,409)	(45)	(127)	30,460	8,352
利息、股息收入及未分配收益													4,258	7,024
出售附屬公司部份權益所得收益													—	33,409
未分配開支													(5,913)	(10,378)
經營業務溢利													28,805	38,407
融資成本													(343)	(1,464)
除稅前溢利													28,462	36,943
稅項													(3,079)	(5,424)
除少數股東權益前溢利													25,383	31,519
少數股東權益													5,734	976
股東應佔溢利淨額													31,117	32,495
分部資產	199,965	183,804	102,748	138,219	9,816	19,967	16,553	60,520	24,543	45,573	(9,424)	(12,467)	344,201	435,616
未分配資產													379,914	131,744
總資產													724,115	567,360
分部負債	47,236	69,686	27,147	47,177	2,662	13,277	197	5,734	30	30	(9,424)	(12,467)	67,848	123,437
未分配負債													21,232	24,670
總負債													89,080	148,107
其他分部資料：														
折舊及攤銷	9,336	7,980	9,228	8,766	257	516	—	—	—	—	—	—	18,821	17,262
在損益賬確認之耗蝕虧損	95	496	—	—	—	—	—	—	—	—	—	—	95	496
未分配款額													2,028	1,934
													20,944	19,692
資本開支	14,322	16,486	1,929	3,837	—	119	—	—	—	—	—	—	16,251	20,442
未分配款額													478	1,542
													16,729	21,984
應收貸款撥備／(應收貸款撥備撥回)	—	—	—	—	—	—	—	—	(9,449)	12,500	—	—	(9,449)	12,500
持作轉售物業撥備	—	—	—	—	—	—	4,833	—	—	—	—	—	4,833	—
重估租賃土地及樓宇之盈餘	6,141	462	—	—	—	—	—	—	—	—	—	—	6,141	462
未分配款額													(214)	386
													5,927	848
直接在股東確認之重估增值	1,321	—	—	—	—	—	—	—	—	—	—	—	1,321	—

4. 分部資料(續)

本集團之經營業務按業務性質及所提供之產品及服務組合及管理。本集團每項業務分部均代表所提供產品及服務涉及之風險及回報與其他業務分部不同之策略性業務單位。業務分部資料現概述如下：

(a) 電子產品分部，包括生產及銷售電子產品；

(b) 綫路版分部，包括生產及銷售線路版；

(c) 電子部件及零件分部，包括買賣及分銷電子部件及零件；

(d) 上市股本証券分部，包括買賣上市股本投資項目；及

(e) 金融服務分部，包括提供貸款融資服務。

決定本集團之地區分部時，會按客戶所在地劃分收益及業績所屬分部，亦按資產所在地劃分資產所屬分部。

分部間之銷售及轉撥按用作向第三者以當時市價進行銷售之售價進行。

3. 主要會計政策概要（續）

收入確認

收入乃於經濟利益將流向本集團及收入能可靠衡量時按下列基準確認：

(a) 貨品出售，在擁有權之主要風險及回報轉嫁至買家時入賬，惟本集團須不再保持擁有權一般所涉及之管理或已售貨品之實際控制權；

(b) 利息，根據未償還本金額按實際適用利率以時間比例基準計算入賬；

(c) 於交易日，出售上市證券投資；

(d) 於簽署具法律約束力之銷售合約時，出售物業；及

(e) 股息，於股東收取股息之權利確立時入賬。

外幣換算

外幣交易乃按交易日期之適用匯率記錄。於結算日以外幣為單位之貨幣資產及負債均按當日之適用匯率換算。匯兌差額均列入損益賬處理。

於綜合賬目時，海外附屬公司之財務報告均按結算日之適用匯率換算為港元。有關之換算差額乃包括在外匯波動儲備中。

4. 分部資料

年內採納之會計準則第26條之詳情載於財務報告附註2。本集團已決定以業務分部為其主要呈報方式，另以地區分部作為次要呈報方式。

3. 主要會計政策概要（續）

營業租約

凡資產擁有權之絕大部份收益及風險仍歸於出租人之租約，均視為經營租約。有關該等經營租約之租金乃按租約年期以直線法計入損益賬或自損益賬扣除。

職員退休計劃

本集團根據強制性公積金計劃條例設立定額供款之強制性公積金退休福利計劃（「強積金計劃」），以供有資格參與強積金計劃之僱員參加。該計劃於二零零零年十二月一日開始實行，供款乃按僱員底薪之若干百份比計算，並於根據強積金計劃之規則應予支付時自損益賬扣除。強積金計劃之資產獨立於本集團之資產，並由獨立管理之基金另行持有。本集團之僱主供款於向強積金計劃供款後全數即屬僱員所有，惟根據強積金計劃之規則，本集團之僱主自願供款會於僱員於有權收取全部僱主供款前離職時退回本集團。

本集團在中華人民共和國（「中國」）附屬公司之僱員為中國政府設立之國家資助退休計劃之成員。

關連人士

一方能夠直接或間接控制另一方，或對另一方之財務及經營決策可行使重大影響力之人士，均被視為關連人士。雙方均受制於相同控制權或相同重大影響力之人士，亦被視為關連人士。關連人士可為個別人士或公司。

現金等價物

對於編製綜合現金流動表，現金等價物指可隨時兌換為已知數額現金且於購入後三個月內到期之短期高度流動投資，並扣減須於借款日期起計三個月內償還之銀行借款。而就資產負債表重新界定而言，現金、銀行結餘及定期存款乃指不受限制使用之資產。

3. 主要會計政策概要(續)

研究及開發成本

所有研究成本於出現時自損益賬扣除。

新產品開發項目產生之開支只有於有關項目可明確界定、開支可獨立識別及可靠計算，可按合理方式確定項目在技術上可行及產品具商業價值時，方會撥作資本及遞延。未能符合以上條件之產品開發開支會於產生時列作開支。

遞延發展成本按成本減任何耗蝕虧損，並以直線法按基本產品之商用年期(由產品作商業投產當日起計並不超逾七年)攤銷。

短期投資

短期投資乃指於持作交易用途股本證券之投資，及於資產負債表結算日按個別投資基準以公平價值計入賬目。公平價值指所報之市場價值減董事認為可反映出售大量股份對價格之潛在影響而需要作出之任何折讓。因證券公平價值改變而產生之損益於改變期間計入損益帳或自損益帳扣除。

持作出售物業

持作出售物業乃以賬面值及可變現淨值之較低者列賬。

存貨

存貨按成本及可變現淨值兩者中之較低值入賬。成本按加權平均基準計算，就在製造品及製成品而言，包括直接物料成本、直接工資及適當部份之間接開支。可變現淨值為估計售價減預期製成及出售時所需之其他費用。

遞延稅項

遞延稅項乃採用負債法按所有重大時差就於可見將來可能引起之負債而撥出準備。遞延稅項資產直至合理肯定可變現時方會確認。

3. 主要會計政策概要（續）

固定資產及折舊

固定資產（在建工程除外）按成本或估值減累積折舊及任何耗蝕虧損列賬。

資產成本乃按其購買價與任何將資產轉至可運作狀況及擬使用地點所產生之直接應佔成本。固定資產投入運作後所承擔之開支，如維修保養費用，一般在所承擔期間於損益賬中扣除。倘能清楚顯示有關開支已促使日後使用固定資產預期可獲得之未來經濟利益增加，則有關開支乃撥充資本，作為固定資產之額外成本。

個別資產均以直線基準在其估計可使用年期撇銷成本或估值，以計算折舊。採用之主要年率如下：

根據中期租約持有之土地	按尚餘租約年期計算
樓宇	4%
租約物業裝修	10－20%
廠房及機器	10－20%
傢俬、裝置及辦公室設備	10－20%
汽車	20%

固定資產之價值因重估而出現之改變，按個別資產基準在資產重估儲備中列作變動處理。重估虧絀倘未能在同一資產之重估盈餘中抵銷，則會於損益賬中扣除。其後任何重估盈餘會計入損益賬內，惟以先前於損益賬扣除之虧絀為限。

於損益賬內確認之固定資產之出售或報廢收益或虧損為有關資產之出售所得款項淨額與帳面值兩者之差額。於出售或報廢時，之前並未在保留溢利中處理之應佔重估增值會直接轉撥往保留溢利。

在建工程乃指興建中之生產設施及樓宇，以成本減任何耗蝕虧損計入賬目，而毋須計算折舊。成本包括工程之直接成本及有關借貸於建築期間之利息支出。在建工程完工及可供使用後，會重新界定為合適類別之固定資產。

3. 主要會計政策概要(續)

負商譽(續)

倘負商譽關乎已在收購計劃確定並可準確計算，但不代表於收購日期之可識別日後虧損及開支，則該部份之負商譽會於日後虧損及開支確認時在綜合損益賬確認為收入。

倘負商譽並不關乎於收購日期之可識別預期日後虧損及開支，負商譽會在綜合損益賬內按所收購可折舊／可攤銷資產之尚餘平均可用年期以系統化之基準確認。任何負商譽超逾所收購非貨幣性資產公平價值之款額，會即時確認為收入。

於過往年度，收購時產生之負商譽於收購年度撥入資本儲備。本集團已採納會計準則第30項之過渡性條文，該條文容許於二零零一年一月一日前出現之負商譽仍然撥往資本儲備。其後進行收購帶來之負商譽會按上文之新會計政策處理。

出售附屬公司時，出售損益按於出售日期之淨資產計算，並包括應佔而仍未在綜合損益賬確認之負商譽款額及任何有關儲備(視情況而定)。過往於收購時撥入資本儲備之負商譽會於出售時撥回及於計算損益時計入。

資產耗蝕

於每個結算日，均會評估有否任何跡像顯示任何資產出現耗蝕，或已於過往年度確認之資產耗蝕虧損是否不再存在或經已減少。如出現任何該等迹象，該資產之可收回款額將被評估。資產之可收回款額按資產價值或淨銷售價(以較高者為準)計算。

只有在資產賬面值超逾其可收回款額之情況下，方會確認耗蝕虧損。耗蝕虧損會自其出現期間之損益賬扣除，除非資產乃按重估款額置存，則耗蝕虧損會就重估資產按有關會計政策列賬。

3. 主要會計政策概要

編製基準

此等財務報告乃根據會計準則、香港公認之會計政策及香港公司條例之披露要求而編製。此等財務報告乃按歷史成本慣例編製，惟在下文進一步解釋之固定資產重估及短期投資除外。

綜合賬目之基準

綜合財務報告包括本公司及其附屬公司截至二零零一年十二月三十一日止年度之財務報告。於本年內購入或出售之附屬公司之業績分別由收購之生效日期起計或計至出售之生效日期止。本集團內公司間一切重大交易及結餘均於綜合賬目時抵銷。

附屬公司

附屬公司指本公司直接或間接控制其財務及經營政策及可自其業務收取利益之公司。本公司於附屬公司之權益按成本減任何耗蝕虧損列賬。

商譽

收購附屬公司產生之商譽為購買代價超逾本集團應佔所購入可識別資產及負債於收購日期之公平價值之數額。

收購帶來之商譽在綜合資產負債表內確認為資產，並按其估計可使用年期以直線法攤銷。

出售附屬公司時，出售損益按於出售日期之淨資產計算，並包括應佔而仍未攤銷之商譽款額及任何有關儲備(視情況而定)。過往於收購時以綜合儲備抵銷之任何應佔商譽會於出售時撥回及於計算損益時計入。

負商譽

收購附屬公司產生之負商譽為本集團應佔所購入可識別資產及負債於收購日期之公平價值超逾就購買代價之數額。

2. 全新／經修訂香港會計實務準則之影響(續)

上述之會計準則規定全新之會計制度及披露慣例。除會計準則第14項(經修訂)、會計準則第26項、會計準則第29項、會計準則第30項及詮釋第13項外，上述所有會計準則及釋義第12項對此等財務報告並無重大影響。會計準則第14項(經修訂)、會計準則第26項、會計準則第29項、會計準則第30項及詮釋第13項對本集團會計政策及在此等財務報告中披露之款額構成之重大影響，現概述如下：

會計準則第14項(經修訂)訂明放租人及承租人有關財務及經營租賃之入帳基準及有關之披露規定。是項會計準則對編製此等財務報告之主要影響是按不可撤銷經營租約應付之所有日後最低租金款額均在財務報告附註30披露。

會計準則第26項訂明將會適用於分部財務資料申報之準則，該準則規定管理層須評估本集團之絕大部份風險或回報是否以業務分部或地區分部為基準，以及決定以上述其中一項作為首要之分部資料呈報方式及以另一項作為次要之分部資料呈報基準。是項會計準則之影響是載入重大之額外分部呈報披露事項，而有關資料載於財務報告附註4。

會計準則第29項訂明無形資產之確認及制度條件(連同披露規定)。採納是項會計準則並未導致過往就無形資產之會計處理方式有任何變動，而其規定之額外披露事項就此等財務報表而言亦非重大。然而，會計準則規定無形資產之耗蝕虧損與累積攤銷合併計算(見附註15)，而前者過往會自有關資產之成本扣除。是項披露之重新分類對無形資產在資產負債表所示之賬面淨值並無影響。

會計準則第30項訂明業務合併之處理方式，包括釐定收購日期及釐定所收購資產負債公平價值之方式及收購時帶來之商譽或負商譽之處理方式。會計準則規定在綜合資產負債表之非流動資產部份披露商譽及負商譽，並規定商譽須按估計可使用年期在綜合損益表內計算攤銷。詮釋第13項訂明會計準則第30項適用於過往年度進行收購帶來而仍自綜合儲備扣除之商譽。採納會計準則及詮釋並未導致須作過往年度調整，原因載於財務報表附註3所披露有關負商譽之會計政策。

1. 公司資料

本公司之主要業務為投資控股。年內，本集團之主要業務為設計、發展、製造及銷售電子產品、製造及銷售印刷綫路板(「綫路板」)，以及貿易及分銷電子配件及零件，買賣上市證券投資及提供貸款融資。本集團主要業務之性質於年內概無任何變動。

於結算日後，本集團收購恒光行實業有限公司(「恒光行」)73.5%之股本權益，而恒光行之主要業務包括設計、製造及推廣眼鏡架、太陽眼鏡及鏡片。該結算日後事項之詳情載於財務報告附註32(a)。

2. 全新／經修訂香港會計實務準則之影響

下文為最近頒佈及經修訂香港會計實務準則(「會計準則」)及有關之詮釋，並於編製本年度財務報告時首次生效。

會計準則第9項(經修訂)	:	「結算日後事項」
會計準則第14項(經修訂)	:	「租約」
會計準則第18項(經修訂)	:	「收益」
會計準則第26項	:	「分部報告」
會計準則第28項	:	「撥備、或然負債及或然資產」
會計準則第29項	:	「無型資產」
會計準則第30項	:	「業務合併」
會計準則第31項	:	「資產耗蝕」
會計準則第32項	:	「綜合財務報表及附屬公司投資入賬」
詮釋第12項	:	「業務合併 — 公平價值期後調整及初步申報商譽」
詮釋第13項	:	「商譽 — 過往自儲備撇銷／計入商譽之商譽及負商譽」

二零零一年十二月三十一日

	附註	二零零一年 千港元	二零零零年 千港元
非流動資產			
固定資產	13	99	83
於附屬公司之權益	16	177,661	237,375
租約按金		517	—
		178,277	237,458
流動資產			
現金及銀行結餘		110	152
定期存款		287,594	108,406
已付按金	19	68,000	—
預付款項、按金及其他應收賬款		2,236	1,295
可收回稅款		14	52
		357,954	109,905
流動負債			
應計債務及其他應付賬款		1,630	1,816
流動資產淨值		356,324	108,089
		534,601	345,547
股本及儲備			
股本	26	268,269	82,523
儲備	27	266,332	263,024
		534,601	345,547

董事	董事
邱德華	**譚炳華**

截至二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元
融資活動	28(b)		
發行股本所得款項		190,576	152,780
發行股份費用		(1,498)	(3,334)
償還按揭貸款		—	(13,247)
融資活動之現金流入淨額		189,078	136,199
現金及現金等價物增加		235,337	84,290
年初之現金及現金等價物		138,482	54,103
匯率改變影響，淨額		—	89
年底之現金及現金等價物		373,819	138,482
現金及現金等價物結餘之分析			
現金及銀行結餘		62,966	36,181
定期存款		310,853	108,406
信託收據貸款		—	(6,105)
		373,819	138,482

截至二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元
經營業務之現金流入／(流出)淨額	28(a)	126,021	(48,657)
投資回報及融資費用			
已收利息		4,209	6,053
已付利息		(343)	(1,464)
已收股息		8	—
投資回報及融資費用之現金流入淨額		3,874	4,589
稅項			
香港利得稅退稅／(稅款)		(118)	1,997
已繳中國稅項		—	(198)
退稅／(稅款)		(118)	1,799
投資業務			
購買固定資產		(15,335)	(20,195)
出售固定資產所得款項		168	554
租約按金付款		(120)	(397)
增添持作出售物業		(231)	(12,802)
出售持作出售物業所得款項		—	22,000
出售聯營公司所得款項		—	1,200
已付按金		(68,000)	—
投資業務之現金流出淨額		(83,518)	(9,640)
融資活動前之現金流入／(流出)淨額		46,259	(51,909)

二零零一年十二月三十一日

	附註	二零零一年 千港元	二零零零年 千港元
總資產減流動負債		636,468	420,686
非流動負債			
遞延稅項	25	1,433	1,433
少數股東權益		36,443	42,177
		598,592	377,076
資本及儲備			
股本	26	268,269	82,523
儲備	27	330,323	294,553
		598,592	377,076

董事
邱德華

董事
譚炳華

	附註	二零零一年 千港元	二零零零年 千港元
非流動資產			
固定資產	13	138,811	135,800
預付租金	14	4,851	5,588
租約按金		517	397
遞延產品開發成本	15	4,459	4,131
		148,638	145,916
流動資產			
現金及銀行結餘		62,966	36,181
定期存款		310,853	108,406
應收賬款	17	37,279	64,309
應收票據		4,240	3,440
應收貸款	18	1,461	44,000
貸款之應收利息		285	1,572
已付按金	19	68,000	—
預付款項、按金及其他應收款項		18,256	26,751
短期投資	20	603	35,500
持作出售物業	21	15,200	19,802
存貨	22	56,334	81,483
		575,477	421,444
流動負債			
銀行借貸	23	—	6,105
應付賬款	24	55,916	99,065
應付票據		—	1,049
應計債務及其他應付賬款		14,473	26,158
應付稅項		17,258	14,297
		87,647	146,674
流動資產淨值		487,830	274,770

確認損益綜合表

截至二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元
換算海外附屬公司財務報告之匯兑差額	27	—	920
重估租約土地及樓宇之盈餘	27	1,321	—
損益賬未確認之收益淨額		1,321	920
本年度溢利淨額		31,117	32,495
已確認收益及虧損總額		32,438	33,415

截至二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元
營業額	5	544,174	659,807
銷售成本		(436,012)	(529,310)
毛利		108,162	130,497
其他收益		9,512	10,305
應收貸款撥備撥回／(應收貸款撥備)		9,449	(12,500)
出售於附屬公司之部份權益之收益		—	33,409
重估租約土地及樓宇之盈餘	13	5,927	848
持作出售物業撥備		(4,833)	—
分銷費用		(10,129)	(11,910)
行政支出		(87,919)	(77,517)
持有短期投資之未變現虧損淨額		(31)	(32,170)
其他經營開支		(1,333)	(2,555)
經營業務之溢利	6	28,805	38,407
融資成本	7	(343)	(1,464)
除税前溢利		28,462	36,943
税項	10	(3,079)	(5,424)
除少數股東權益前溢利		25,383	31,519
少數股東權益		5,734	976
股東應佔溢利淨額	11、27	31,117	32,495
每股盈利	12		
基本		2.63仙	4.27仙
攤薄		2.61仙	4.27仙

ERNST & YOUNG
安永會計師事務所

致：**明日國際集團有限公司**股東
(於百慕達註冊成立之有限公司)

本核數師行已完成審核載於第26頁至第68頁按照香港公認會計原則編製的財務報告。

董事及核數師的個別責任

貴公司的董事須負責編製真實與公平的財務報告。在編製真實及公平之財務報告時，董事必須選擇並貫徹應用合適的會計政策。本行的責任是根據本行審核工作的結果，對該等財務報告作出獨立的意見，並將此意見向股東報告。

意見的基礎

本行是按照香港會計師公會頒佈的核數準則進行審核工作。審核工作範圍包括以抽查方式查核與財務報告所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報告時所作的重大估計和判斷，並衡量其所釐定的會計政策是否適合　貴公司及　貴集團的具體情況，以及是否貫徹地應用並足夠地予以披露。

本行在策劃和進行審核工作時，均以取得一切本行認為必須的資料及解釋為目標，使本行能獲得充份的憑證，就該等財務報告是否存有重要錯誤陳述，作出合理的確定。在表達意見時，本行亦已衡量該等財務報告所載的資料在整體上是否足夠。本行相信，本行的審核工作已為本行之核數意見建立了合理的基礎。

意見

本行認為上述的財務報告均真實與公平地反映　貴公司及　貴集團於二零零一年十二月三十一日的財政狀況及　貴集團截至該日止年度的溢利和現金流動狀況，並已按照香港公司條例之披露要求妥善編製。

安永會計師事務所
執業會計師

香港
二零零二年四月二十三日

審計委員會

本公司已根據守則之規定成立審計委員，以審閱及監管本集團之財務申報程序及內部監控工作。審計委員會由本公司兩名獨立非執行董事組成。

最佳應用守則

董事會認為，除本公司之獨立非執行董事並非按上市規則附錄十四所載之最佳應用守則（「守則」）第7段之規定以指定任期委任，而須根據本公司之公司細則條文輪值告退及於本公司之股東週年大會上膺選連任外，本公司於年報所述之會計期間一直遵守守則。

核數師

安永會計師事務所任滿告退，應屆股東週年大會上將提呈續聘該公司為本公司核數師之決議案。

代表董事會
主席
邱德華

香港
二零零二年四月二十三日

董事購入股份之權利

除上文「董事之股份權益」及「購股權計劃」兩節所披露者外，本公司或其任何附屬公司於本年度內概無參與訂立任何安排，致使本公司董事或彼等各自之配偶或未滿18歲之子女可藉購入本公司或任何其他法人團體之股份或債券而得益。

董事於合約之權益

各董事年內於本公司或其任何附屬公司參與訂立並與本集團業務有重大關連之任何合約中，概無擁有任何重大權益。

主要股東

於二零零一年十二月三十一日，根據披露權益條例第16(1)條規定本公司存置之權益登記冊所記錄，以下為本公司已發行股本10%或以上之權益：

名稱	持有普通股數目	佔已發行股本之百分比
Winspark Venture Limited *(附註)*	1,648,359,630	61.44%

附註： Winspark Venture Limited 之全部已發行股本由陳遠明先生實益擁有。

除上文披露者外，概無其他人士登記擁有根據披露權益條例第16(1)條須予記錄之本公司股本權益。

關連交易

關連交易詳情載於財務報告附註31。

購買、出售或贖回證券

本公司或其任何附屬公司年內概無購買、贖回或出售任何本公司之上市證券。

結算日後事項

本集團結算日後重大事項之詳請載於財務報告附註32。

購股權計劃(續)

購股權行使價由董事酌情釐定，基準為股份於緊接提呈日期前五個交易日在香港聯合交易所有限公司之平均收市價之80%及本公司股份之面值(以較高者為準)。

年內向董事授出之購股權之變動詳情如下：

董事	購股權授出日期	購股權行使期	於二零零一年一月一日未行使之購股權數目(以千計)	於二零零一年十二月三十一日未行使之購股權數目(以千計)*	於二零零一年一月一日之購股權行使價港元	於二零零一年十二月三十一日之購股權行使價港元*
雷美寶小姐	二零零零年二月十一日	二零零零年八月十一日至二零零三年八月十日	7,900	23,700	0.680	0.227
	二零零零年三月二十日	二零零零年九月二十日至二零零三年九月十九日	6,600	19,800	0.488	0.163
	二零零零年五月二日	二零零零年十一月二日至二零零三年十一月一日	3,000	9,000	0.270	0.090
王香玲小姐	二零零零年三月二十日	二零零零年九月二十日至二零零三年九月十九日	3,600	10,800	0.488	0.163
	二零零零年五月二日	二零零零年十一月二日至二零零三年十一月一日	6,400	19,200	0.270	0.090
譚炳華先生	二零零零年五月二日	二零零零年十一月二日至二零零三年十一月一日	3,000	9,000	0.270	0.090
			30,500	91,500		

* 根據於二零零一年十一月十二日進行之供股事項，購股權之數目及行使價已根據每持有一股股份獲供兩股供股股份作調整。其他詳情載於財務報告附註26。

年內概無任何購股權獲行使、授出、註銷或作廢。

本公司購股權計劃詳情之概要載於財務報告附註26。

董事之股份權益

於二零零一年十二月三十一日，根據證券（披露權益）條例（「披露權益條例」）第29條規定本公司存置之登記冊所載，各董事於本公司之上市證券中擁有權益如下：

董事	附註	權益性質	股份數目
邱德華先生	1	公司	148,474,000
譚炳華先生	2	公司	80,000

附註：

1. 此等股份乃透過邱德華先生實益擁有之公司 Pacific Shore Profits Limited 持有。

2. 此等股份乃透過由譚炳華先生實益擁有之公司 Strong Trend International Limited 持有。

除上文披露者外，董事或彼等之聯繫人士概無擁有本公司或其任何聯營公司（定義見披露權益條例）股本證券之任何個人、家族、公司或其他權益。

購股權計劃

本公司為向曾對本集團業務成就作出貢獻之合資格參與人提供獎勵及獎賞，故設立購股權計劃（「該計劃」）。該計劃之合資格參與人包括本集團之全職僱員（包括執行董事）；該計劃由一九九五年七月二十一日起生效，除非已遭修訂或修改，有效期由該日期起計10年。

目前獲准根據該計劃授出之未行使購股權數目之上限為於行使時最多可認購本公司不時已發行股份10%之購股權。於二零零一年十二月三十一日，因應根據該計劃授出之購股權可予發行之股份數目為91,500,000股，約佔當日本公司已發行股份之3.4%。因應向每位合資格參與人授出之購股權可予發行之股份上限為根據該計劃可予發行之股份總數之25%。

提呈授出之購股權可於提呈日期起計28日內接納，而承授人於接納時並須支付1港元之象徵式代價。購股權根據該計劃可予行使之期間由購股權授出日期起計不超過三年至該段期間結束時為止。

董事

本年度之本公司董事如下：

執行董事：

邱德華先生*(主席)*
譚炳華先生
雷美寶小姐
王香玲小姐
譚榮健先生

獨立非執行董事：

吳偉雄先生
張仲良先生

根據本公司之公司細則第87條，雷美寶小姐及張仲良先生將輪值告退，惟彼等均符合資格並願於應屆股東週年大會上膺選連任。

董事及高級管理人員之履歷

本公司董事及本集團高級管理人員之詳盡履歷載於年報第14至15頁。

董事之服務合約

邱德華先生及譚炳華先生均與本公司訂立服務合約，固定年期由二零零零年四月二十六日起至二零零三年四月二十五日，為期三年，並可在給予六個月通知後由任何立約一方終止。

除上述者外，各擬於應屆股東週年大會上膺選連任之董事概無訂立於一年內本公司可毋須付款(法定補償除外)而終止之服務合約。

股本及購股權

本公司股本及購股權於本年度之變動詳情連同變動之理由載於財務報告附註26。

本公司之公司細則或百慕達法例概無載有本公司須按比例向現有股東提呈發售新股份之優先購股權之規定。

儲備

本公司及本集團儲備於本年度之變動詳情載於財務報告附註27。

可供分派儲備

於二零零一年十二月三十一日，本公司概無保留溢利可作現金分派及／或實物分派。根據百慕達一九八一年公司法（經修訂），本公司在若干情況下可供分派予股東之實繳盈餘達84,917,000港元。此外，本公司之股份溢價賬192,518,000港元可以繳足股款之紅股方式分派。

主要客戶及供應商

於回顧年度，銷往本集團五大客戶之款額佔本年度銷售總額37%，而其中銷往最大客戶之款額佔銷售總額20%。本集團向五大供應商作出之採購佔本年度採購總額約42%，而其中向最大供應商作出之採購佔採購總額11%。

據董事所知，董事、彼等之聯繫人士（定義見香港聯合交易所有限公司證券上市規則（「上市規則」））或就董事所知擁有本公司已發行股本5%以上之股東概無擁有本集團五大客戶或供應商之任何權益。

財務資料概要(續)

	於十二月三十一日				
	二零零一年	二零零零年	一九九九年	一九九八年	一九九七年
	千港元	千港元	千港元	千港元	千港元
資產及負債					
固定資產	138,811	135,800	132,476	185,810	192,164
預付租金	4,851	5,588	6,324	7,061	7,798
租約按金	517	397	—	—	—
遞延產品開發成本	4,459	4,131	3,684	5,829	3,954
遞延營業前支出	—	—	—	3,363	4,466
於聯營公司之權益	—	—	42	23	—
流動資產	575,477	421,444	252,277	200,805	258,862
資產總值	724,115	567,360	394,803	402,891	467,244
流動負債	87,647	146,674	191,152	140,960	167,173
長期銀行借貸	—	—	—	13,247	16,944
遞延稅項	1,433	1,433	600	—	1,196
負債總額	89,080	148,107	191,752	154,207	185,313
少數股東權益	36,443	42,177	8,836	8,806	8,802
資產淨值	598,592	377,076	194,215	239,878	273,129

固定資產

有關本公司及本集團固定資產於本年度之變動詳情載於財務報告附註13。

財務資料概要

以下為本集團於過去五個財政申報年度／期間之業績與於各財政申報年度／期間結算日期之資產及負債之概要。此等資料乃摘錄自本集團之已刊發經審核財務報告，現載列如下：

	截至二零零一年十二月三十一日止年度 千港元	截至二零零零年十二月三十一日止年度 千港元	截至一九九九年十二月三十一日止年度 千港元	截至一九九八年十二月三十一日止年度 千港元	由一九九六年十一月一日至一九九七年十二月三十一日止十四個月期間 千港元
業績					
營業額	**544,174**	659,807	601,609	483,557	557,056
除稅前溢利／(虧損)	**28,462**	36,943	(38,603)	(27,470)	13,737
稅項	**(3,079)**	(5,424)	(6,265)	988	(2,715)
除計少數股東權益前溢利／(虧損)	**25,383**	31,519	(44,868)	(26,482)	11,022
少數股東權益	**5,734**	976	(30)	(4)	5
股東應佔溢利／(虧損)淨額	**31,117**	32,495	(44,898)	(26,486)	11,027

董事會謹提呈董事會報告書與本公司及本集團截至二零零一年十二月三十一日止年度的經審核財務報告。

主要業務

本公司之主要業務為投資控股。本集團之主要業務為設計、發展、製造及銷售電子產品、製造及銷售印刷綫路板，以及買賣及分銷電子配件及部件、買賣上市證券投資及提供貸款融資。本集團主要業務之性質於年內概無任何變動。

於結算日後，本集團收購恒光行實業有限公司73.5%之股本權益，而恒光行之主要業務包括設計、製造及推廣眼鏡架、太陽眼鏡及鏡片。該結算日後事項之詳情載於財務報告附註32(a)。

分類資料

按截至二零零一年十二月三十一日止年度之主要業務及經營地區分析本集團之營業額及業績貢獻載於財務報告附註4。

業績及股息

本集團截至二零零一年十二月三十一日止年度之溢利與本公司及本集團於該日之財務狀況載於第26頁至第68頁之財務報告。

董事會不建議派發本年度之股息。

董事及高級管理人員之履歷（續）

非執行董事（續）

張仲良先生 *（董事）*，現年48歲，擁有逾20年建築師及房地產投資顧問之經驗。彼亦為 China SMS Limited 之行政主席。彼於香港大學畢業，獲文學士學位（建築學）及建築學士學位。彼為香港建築師學會之會員及建築師註冊條例所指之註冊建築師。彼於二零零零年三月加入本集團。

高級管理人員

馬永權先生，現年42歲，為集團財務總監兼公司秘書，負責財務、會計及公司秘書等工作。彼為英國公認會計師公會之資深會員及香港會計師公會之會員。彼於一九九五年加入本集團之前，已累積逾12年有關經驗，並曾於一間國際會計師行及一間主要商人銀行任職，亦曾於香港多間貿易及製造業公司擔任財務高職。

許永基先生，現年57歲，為本集團電子產品部門之營運總監，負責製造及工程事務。彼在電子行業擁有逾30年經驗。在一九九六年加入本集團之前，彼為一間在香港上市之電子公司創辦人之一。

楊錦堂先生，現年48歲，為怡德綫路板有限公司之董事兼總經理，負責本集團整體之綫路板業務。彼持有化學工程學士學位。在一九九一年加入本集團之前，彼曾在數家綫路板製造商任職管理階層，並在綫路板業務擁有逾13年之營運及管理經驗。

黃德忠先生，現年35歲，為首席營運主任，負責本集團有關電子產品之銷售及推廣事務。彼於一九九三年加入本集團之前，曾在一家大型電子消費品製造商任職採購經理兩年。彼持有經濟學學士學位。

吳亮明先生，現年47歲，為高級推廣經理，負責本集團有關電子產品銷售及推廣。彼擁有逾20年之銷售及推廣經驗。彼於一九八八年加入本集團。

姚希文先生，現年48歲，為副廠長，負責本集團之綫路板製造業務。在一九九五年加入本集團前，彼曾在美國一間國際電子公司任職16年。彼持有機械工程學士學位。

方榮漢先生，現年36歲，為研究及發展經理，負責本集團之產品設計及開發與技術支援。彼持有電子工程學士學位，在生產工程方面擁有逾10年經驗。彼於一九九六年加入本集團。

執行董事

邱德華先生 *(主席)*，現年46歲，為本集團之創辦人，主要負責公司策略規劃。彼持有機械工程理學士學位，並在電子行業擁有逾20年經驗。在成立本集團之前，邱先生曾於一間在香港經營之著名美國電子公司任職設計工程師，故在生產設計方面累積寶貴經驗，且與香港多家電子製造商建立緊密之業務關係。

譚炳華先生 *(董事)*，現年46歲，在電子行業擁有逾20年經驗。譚先生於一九七九年畢業於加拿大 Simon Fraser University 後，首先於一間在香港經營之主要電子公司任職地區推廣經理，對北美及歐洲市場有廣泛認識。彼於一九八三年加入本集團，負責本集團電子產品部門之製造及銷售業務。

雷美寶小姐 *(董事)*，現年34歲，負責本集團之業務投資及發展。雷小姐持有由香港中文大學頒發之工商管理碩士學位及社會科學學士學位。在加入本集團之前，彼為兩間香港上市公司之執行董事，該兩間上市公司主要從事按揭貸款融資、物業投資及發展。彼在業務投資及發展方面擁有逾10年經驗。彼於二零零零年二月加入本集團。

王香玲小姐 *(董事)*，現年41歲，負責本集團之管理及行政工作。王小姐於物業發展及管理方面有逾12年經驗。於加入本集團之前，彼為香港兩間上市公司之執行董事，該兩間公司主要從事按揭貸款融資、物業投資及發展。彼於二零零零年二月加入本集團。

譚榮健先生 *(董事)*，現年36歲，負責本集團之財務工作。彼為英國特許管理會計師公會、英國公認會計師公會及香港會計師公會之會員。彼為執業會計師，於加入本集團之前，曾於一間國際會計師事務所及兩間香港上市公司工作。彼於會計方面擁有逾13年經驗。彼於二零零零年二月加入本集團。

非執行董事

吳偉雄先生 *(董事)*，現年38歲，為執業律師，且為姚黎李律師行之合夥人，姚黎李律師行為香港律師行及公證人。吳先生在香港之證券法例、公司法例及商業法例方面擁有廣泛經驗，並曾參與證券於香港之首次公開發售以及上市公司企業重組、收購及合併等活動。彼常就私人股本投資、合營企業及規例遵守方面向跨國公司及香港公司提供顧問服務。彼於二零零零年三月加入本集團。

僱員及薪酬政策

於二零零一年十二月三十一日，本集團聘用約2,300位全職僱員，當中逾2,200人駐於中國，90人駐於香港。

本集團支付予僱員的報酬大致上依據業內常規。本集團於中國根據現行勞工法向僱員提供員工福利及花紅。於香港，本集團亦有提供員工福利，當中包括醫療計劃、按表現派發花紅，以及強制性公積金。

購股權計劃

董事會建議在將於二零零二年五月二十九日舉行之應屆股東週年大會上採納全新之購股權計劃（「該計劃」），而一份載有該計劃條款及條件之通函，將會向股東寄發。

財務回顧（續）

由於年內作有效之財務管理，於結算日之應收帳款結欠下降26.2百萬港元。另一方面，存貨結餘亦較去年下降25.1百萬港元，此舉旨在避免資產於經濟放緩之期間降值。

應付帳款結欠下降43.1百萬港元，主因是已實行嚴謹之採購政策，旨在降低存貨結餘。此外，作為本集團成本節省措施的一環，繼續與多個供應商洽談較短的信貸期及降低採購價。

本集團於二零零一年五月配售新股，集資11.5百萬港元。

於二零零一年十一月以一供二之比例進行供股，再行集資177.5百萬港元。

流動資金及財務資源

本集團的財政狀況穩健。按負債總額對資產總額之比率計算之本集團資本負債比率已由二零零零年之33.5%降低至二零零一年之17.3%。計及於二零零一年五月配售69.0百萬股股份集資共11.5百萬港元及於二零零一年十一月以一供二之比例進行供股集資177.5百萬港元後，本集團於二零零一年十二月三十一日持有的現金及銀行結餘（包括定期存款）達373.8百萬港元，較去年上升229.2百萬港元。另一方面，本集團於結算日並無任何未償還的銀行借款，而去年年結時則有貿易融資借款6.1百萬港元。

本集團可動用作正常營運資金用途的銀行融資達47.3百萬港元。連同正現金及銀行結餘淨額，相信本集團現金資源充裕，可應付營運資金需求，以及於日後時機出現時所需之一切承擔。

資本結構

根據本公司與配售代理訂立之配售協議，獨立投資者於二零零一年五月獲發行共69.0百萬股新股份。於二零零一年十一月以一供二之比例進行供股後，向當時之股東額外發行1,788.5百萬股新股份。本公司之已發行股本於二零零一年十二月三十一日之前增至2,682.7百萬股股份。此外，倘本公司三位董事悉數行使於二零零零年獲授之購股權，則本公司已發行股本中將多添91.5百萬股股份。

於結算日後，根據本公司與配售代理人訂立之另一項配售協議，於二零零二年三月向獨立投資者發行合共178.0百萬股新股份。

財務回顧

即使經濟欠佳，本集團於二零零一年仍能錄得溢利。於截至二零零一年十二月三十一日止年度，本集團對資產作嚴謹控制及對財務方面進行有效管理，加上於年內配售新股及供股，與去年相比，本集團總資產淨值增加221.5百萬港元。本集團錄得總營業額544.2百萬港元，與去年同期相比下降17.5%。股東應佔純利為31.1百萬港元。本年度之每股基本盈利為2.63港仙。變動詳情概述如下：

	本集團總資產淨值增加／(減少) 百萬港元
固定資產	3.0
預付租金	(0.7)
遞延產品開發成本	0.3
現金及銀行結存及定期存款	229.2
應收帳款、應收票據、預付款項及按金	33.4
應收貸款及貸款利息	(43.8)
短期投資	(34.9)
持作出售之物業	(4.6)
存貨	(25.1)
銀行借貸	6.1
應付帳款、應付票據、應計債務及其他應付款項	55.9
稅項(包括應付稅項及遞延稅項)	(3.0)
少數股東權益	5.7
本集團總資產淨值之增加淨額	221.5

於二零零一年十二月三十一日，本集團在香港及中國內地之物業由專業測量師按公開市值進行估值。根據是項估值，整體之物業價值上升約1.1百萬港元，其中1.3百萬港元已轉撥重估儲備。此外，本集團於年內向在中國內地之生產廠房注入約15.3百萬港元之資產。

日後計劃

在電子產品製造業務方面，預計會有愈來愈多之海外知名電子廠商將本身之生產基地由原屬國家遷往南中國地區，以求削減生產成本及開拓具潛力之大中華市場。此情況預計可於日後為本集團之原設備製造業務帶來更大之發展空間。為配合此市場趨勢，本集團將會調撥更多資源以加強其有關新技術之生產力，其中尤以將先進之套件應用於手提電腦及電子產品微型化為然。按照目前之研究及開發實力，本集團將加強及提高其處理先進套件及工序之能力，以作好日後發展原設備製造業務之準備。

綫路板業務之競爭仍然十分激烈。本集團會更加致力精簡其綫路板業務，從而維持其在市場之競爭力。由於嚴謹之成本控制措施已見成效，可望於短期內回復盈利。

至於投資在恒光行之項目方面，恒光行迄今仍然在眼鏡業內擁有雄厚之實力，擁有知名之產品，由金屬、塑膠以致人手製造等全線系列，並包括太陽眼鏡、眼鏡架及讀數鏡。為加強在市場之競爭力，恒光行有必要在營運方面作多方面之改善，其中包括(但不限於)加強在銷售、製造及後勤部門之間的聯繫。恒光行之前景將與過去數年顯著不同，原因是於過往年度恒光行須以業務賺取之現金支付銀行貸款之利息，以致無力大幅改善本身賺取溢利之能力。

本集團之根基仍然穩固，定將不斷探求合適的投資良機，以壯大盈利基礎，並於出現合適機會時迅即行動。目前，本集團正與多名獨立人士就收購多個項目之事宜作十分初步之磋商，而有關項目包括製藥業務，惟現時仍未能落實詳細之條款。

本人謹代表董事會向年內一直努力不懈及鼎力支持本集團之全體員工，以及諸位供應商、客戶、往來銀行及股東致謝。

代表董事會
邱德華
主席

香港，二零零二年四月二十三日

基於市況欠佳，貸款融資之利息收入較去年減少33%，降至6.4百萬港元。

根據兩項分別於二零零一年五月八日及二零零二年三月十一日訂立之配售協議，本公司之主要股東 Winspark Venture Limited(「Winspark」)透過獨立配售代理人，向獨立之投資者按每股0.17港元之價格配售69百萬股股份，以及按每股0.15港元之價格配售178百萬股股份。另外，根據本公司與 Winspark 同於上述日期分別訂立之兩項補足認購協議，Winspark 分別按每股0.17港元及每股0.15港元之價格認購本公司新股份69百萬股及178百萬股。配售股份集資所得之款項淨額分別為11.5百萬港元26.0百萬港元，均作為本集團之一般營運資金。

於二零零一年八月十日，董事會宣佈本公司計劃以供股之方式按每股供股股份0.10港元之價格發行不少於1,788,457,630股新股份，基準為於記錄日期每持有現有股份一股獲供兩股供股股份，以籌集約178.8百萬港元之收益毛額。據此，936,884,000股供股股份獲股東接納，其餘之851,573,630股供股股份則由 Winspark 包銷。

供股集資所得之款項淨額為177.5百萬港元，主要用作可能收購上市或非上市資產、擴展及／或多元化經營本集團現有業務及營運之計劃所需之資金。擴展計劃可能包括擴大本集團之產品系列、提升技術知識及提高電子產品業務之生產能力。然而，根據供股事項集資所得之資金目前仍未撥歸任何特定產品或任何特定業務之用。

於二零零一年七月十六日，本公司與香港上海滙豐銀行有限公司(「滙豐銀行」)訂立獨家專有權協議，其中涉及本公司收購 Optiset Limited(「Optiset」)在恒光行實業有限公司(「恒光行」)所佔之全部權益之建議。滙豐銀行是恒光行當時之主要股東 Optiset 之受託代理人，而該項信託之受益人則為恒光行之個別銀行債權人。恒光行是一家在香港上市之公司，經營之主要業務是製造及銷售視光產品。

其後，於二零零二年一月，本公司旗下一家間接全資附屬公司 Probest Holdings Inc.(「Probest」)與 Optiset 訂立一項買賣協議，以向 Optiset 收購其於恒光行所佔之大部份權益及有關之銀行貸款。該項交易經已於二零零二年三月完成，據此，債權銀行同意將其於恒光行所佔之大部份權益及有關之銀行貸款250百萬港元，以港幣68百萬港元之總代價售予 Probest。所有款項已於二零零一年八月支付以作為按金。此外，於 Probest 遵照香港公司收購及合併守則之規定進行全面收購建議後，Probest 合共購得1,641,638,651股恒光行股份，佔恒光行73.5%之權益，而該項全面收購建議經已於二零零二年四月初完成。

本人謹代表董事會欣然報告截至二零零一年十二月三十一日止年度本集團之全年業績。

業績

本年度本集團股東應佔溢利為31.1百萬港元，較去年減少4.2%。每股基本盈利為2.63港仙，而去年則為4.27港仙。吾等之現金及資本負債狀況十分穩健。於二零零一年十二月三十一日，本集團之現金淨額為373.8百萬港元(二零零零年：138.5百萬港元)，佔股東資金598.6百萬港元之62.4%(二零零零年：36.7%)。

董事會不建議派付任何末期股息(二零零零年：無)。

業務回顧

電子業於二零零一年面臨困境，市場需求因上年度供應過剩引致之調整而放緩。全球經濟復甦緩慢，再加上美國「九一一事件」，使電子業於回顧年度面對不利之營商環境。

即使營商環境嚴峻，本集團之電子業務於二零零一年在整體上仍有利可圖，惟營業額已較去年減少8%，降至420.6百萬港元。

在生產及銷售電子產品方面，由於二零零一年經濟放緩，銷往北美洲之總銷量下降約24%。至於香港本地市場，仍受疲弱之市況影響，導致營業額較二零零零年下降約23%。即使與日本客戶間之原設備製造業務仍能維持增長，而電子產品亦因初步復甦之歐洲市場受惠，惟電子產品部門之總營業額仍較二零零一年度減少約8%。然而，在有效之成本控制措施下，本集團之電子產品部門於回顧年度仍有利可圖，錄得溢利貢獻48.1百萬港元。

印刷綫路板(「綫路板」)業務於二零零一年經營困難。電子業收縮，加上綫路板在全球各地均出現供過於求之情況，導致競爭十分激烈。本集團綫路板業務部門之營業額較去年減少逾38%，於二零零一年蒙受虧損約12.1百萬港元。

由於市況持續不振，本集團之電子配件及部件買賣及分銷業務由二零零一年第二季開始暫緩經營。

就上市證券投資之買賣而言，年度營業額達31.6百萬港元，二零零零年則為9.7百萬港元，而本集團亦已出售其在易達興業電子(集團)有限公司之大部份投資。

公司之現有購股權計劃提呈任何其他購股權，惟在任何其他方面而言，本公司現有購股權計劃之條文仍具全面效力及生效)。」

6. 作為特別事項，考慮並酌情通過下列決議案為特別決議案(無論有否修訂)：

「**動議**採納「明日國際集團有限公司」作為本公司之中文公司名稱，以供根據香港法例第三十二章公司條例第十一部份登記之用。」

7. 進行本公司任何其他事項。

承董事會命
主席
邱德華

香港，二零零二年四月二十三日

註冊辦事處：
Clarendon House
Church Street
Hamilton HM 11
Bermuda

主要營業地點：
香港
皇后大道中5號
衡怡大廈
27樓

附註：

1. 凡有權出席上述大會及於會上投票之股東，均有權委派一位或多位代表出席，並於投票時代其投票。代表毋須為本公司之股東。

2. 代表委任表格連同已簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或任何續會指定舉行時間四十八小時前交回本公司之總辦事處及主要營業地點，地址為香港皇后大道中5號衡怡大廈27樓。

3. 就第5(A)項決議案而言，一份載有該計劃之條款及條件之通函將於適當時向股東寄發。

(iii) 就本決議案而言：

「有關期間」指由本決議案通過日期起至下列最早發生日期為止之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 按本公司之公司細則或任何適用法律所規定須召開本公司下屆股東週年大會之期限屆滿時；或

(c) 本公司股東在股東大會上以普通決議案撤銷或更改本決議案所載授權當日。

(C) 「**動議**擴大根據上文第4(A)項決議案向董事會授出可行使本公司權力以配發、發行及處理本公司股份之一般權力，在董事根據該項一般授權可予配發之本公司股本總面額之上，另加相當於本公司按照根據上文第4(B)項決議案授出之權力購回之本公司股本總面額之款額。」

5. 作為特別事項，考慮並酌情通過下列決議案為普通決議案（無論有否修訂）：

(A) 「**動議**待香港聯合交易所有限公司（「聯交所」）批准本公司之全新購股權計劃（「該計劃」，其規則載於一份註明「A」符號，並已送呈大會並經大會主席簽署以資識別之文件）及按聯交所之要求就該計劃作出修訂後，批准及採納該計劃為本公司之新購股權計劃；以及授權本公司董事會分別辦理及進行其為實行該計劃而認為必需或權宜之所有事項及交易與安排，而不論是否有任何董事於其中有利益關係。」

(B) 「**動議**待第5(A)項決議案獲通過及其中所述之條件達成或完成後，終止本公司於一九九五年七月二十一日採納之現有購股權計劃之運作，由該計劃獲採納時起生效（其後不會再根據本

(iv) 就本決議案而言：

「有關期間」指由本決議案通過日期起至下列最早發生日期為止之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 按本公司之公司細則或任何適用法律所規定須召開本公司下屆股東週年大會之期限屆滿時；或

(c) 本公司股東在股東大會上以普通決議案撤銷或更改本決議案所載授權當日。

「供股」指在本公司董事會指定之期間內，向於指定記錄日期名列股東名冊之本公司股份持有人按其當時之持股比例提呈股份、提呈或發行認股權證、購股權或有權認購本公司股份之其他證券之建議(惟本公司董事會有權就零碎股份或因適用於本公司之任何地區之任何法律或認可管制機構或證券交易所之規定所引致之任何限制或責任而認為必須或權宜取消或作出豁免或其他安排)。」

(B) 「**動議**：

(i) 在本決議案第(ii)分段之規限下，謹此全面及無條件批准本公司董事會於有關期間(定義見下文)內根據所有適用法律及本公司之公司細則，行使本公司一切權力購回本公司股本中之已發行股份；

(ii) 本公司按本決議案第(i)分段所述之批准獲准購回之本公司股本中股份總面額不得超過本公司於本決議案獲通過日期已發行股本總面額之10%，按第(B)(i)段授出之批准亦因而受此限制；及

茲通告本公司謹定於二零零二年五月二十九日星期三上午十一時三十分假座香港九龍紅磡鶴翔街1號維港中心第一期9樓903－906室舉行本公司股東週年大會，以處理下列事項：

1. 省覽截至二零零一年十二月三十一日止年度經審核財務報表及董事會報告書與核數師報告書。

2. 重新選舉退任董事及授權董事會釐定董事酬金。

3. 續聘核數師及授權董事會釐定核數師酬金。

4. 作為特別事項，考慮並酌情通過下列決議案為普通決議案（無論有否修訂）：

(A) 「**動議**：

(i) 在本決議案第(iii)分段之規限下，謹此全面及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司一切權力配發、發行及處理本公司股本中每股面值0.10港元之額外股份，以及作出或授予可能需要行使該等權力之售股建議、協議及購股權；

(ii) 本決議案第(i)分段之批准須授權本公司董事會於有關期間內，作出及授予可能須於有關期間結束後行使該等權力之售股建議、協議及購股權；

(iii) 本公司董事會根據本決議案第(i)分段之批准配發或有條件或無條件同意將予配發（不論根據購股權或其他方式而配發者）之股本總面額（根據：(a)供股（定義見下文）；(b)行使本公司發行之認股權證或任何可轉換為本公司股份之證券所附之認購權或轉換權；(c)本公司之購股權計劃；及(d)根據本公司不時有效之公司細則進行以股代息或類似安排以配發本公司股份代替股份之全部或部份股息除外），不得超過本決議案獲通過日期本公司已發行股本總面額20%，而按第(A)(i)及(A)(ii)段授出之批准亦因而受此限制；及

股份過戶登記處香港分處	香港中央證券登記有限公司 香港 皇后大道東183號 合和中心17樓 1712－16室
主要往來銀行	香港上海滙豐銀行有限公司 港基國際銀行 中國銀行(香港)有限公司 UBS 華比富通銀行 道亨銀行

董事	*執行董事*
	邱德華 *(主席)* 譚炳華 雷美寶 王香玲 譚榮健
	非執行董事
	吳偉雄 張仲良
公司秘書	馬永權
核數師	安永會計師事務所
香港法律顧問	張葉司徒陳律師事務所 王施慧妍律師行 海陸美國國際律師事務所
百慕達法律顧問	Conyers, Dill & Pearman
註冊辦事處	Clarendon House Church Street Hamilton HM 11 Bermuda
總辦事處及主要營業地點	香港 皇后大道中5號 衡怡大廈 27樓
主要股份過戶登記處	The Bank of Bermuda Limited 6 Front Street Hamilton HM 11 Bermuda

目錄

二零零一年度年報

TOMORROW

明日國際集團有限公司

(於百慕達註冊成立之有限公司)